Dreyfus International Stock Index Fund

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Dreyfus
S&P 500
Index Fund

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 Letter from the Chairman

3 Discussion of Fund Performance

6 Fund Performance

7 Understanding Your Fund's Expenses

7 Comparing Your Fund's Expenses
With Those of Other Funds

8 Statement of Investments

23 Statement of Financial Futures

24 Statement of Assets and Liabilities

25 Statement of Operations

26 Statement of Changes in Net Assets

27 Financial Highlights

28 Notes to Financial Statements

36 Report of Independent Registered
Public Accounting Firm

37 Important Tax Information

38 Board Members Information

40 Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus S&P 500 Index Fund, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Tom Durante, CFA.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, the rate of corporate earnings growth appears to have slowed dramatically and high energy prices threaten to erode the rate of economic growth. Though these factors may suggest the U.S. economy is moving toward a new phase of the business cycle, we believe the current economic cycle still favors higher-quality stocks, which currently offer favorable relative and absolute valuations.

Of course, the specific investments that may be right for you in today's economic and market environment depend on your current needs, future goals, tolerance for risk and the composition of your overall portfolio. As always, your financial advisor may be in the best position to recommend the specific asset classes and investments that will satisfy your financial needs most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Tom Durante, CFA, Portfolio Manager

How did Dreyfus S&P 500 Index Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2004, the fund produced a total return of 8.93%.[1] The Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), the fund's benchmark, produced a 9.42% return for the same period.[2,3]

We attribute the fund's performance to a gradually improving U.S. economy, which benefited from stronger global growth, low interest rates and low inflation. The difference between the fund's return and the S&P 500 Index's return was primarily the result of transaction costs and other operating expenses that are not reflected by the S&P 500 Index.

What is the fund's investment approach?

The fund seeks to match the total return of the S&P 500 Index. To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. Often considered a barometer for the stock market in general, the S&P 500 Index is made up of 500 widely held common stocks across 10 economic sectors. The S&P 500 Index is dominated by large-cap, blue-chip stocks that comprise nearly 75% of total U.S. market capitalization.

However, it is important to note that the S&P 500 Index is not composed of the 500 largest companies; rather, it is designed to reflect the industries of the U.S. economy. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 500 Index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of stocks.

As an index fund, the fund uses a passive management approach; all investment decisions are made based on the composition of the S&P 500 Index. The fund does not attempt to manage market volatility.

What other factors influenced the fund's performance?

When the reporting period began, the U.S. economy already had begun to show signs of strengthening in an environment characterized by low inflation and low interest rates. Many U.S. companies took advantage of the low interest-rate environment to strengthen their balance sheets by refinancing their outstanding debt at lower rates. At the same time, reductions in personal and corporate income tax rates provided support for consumer and business spending. Stronger global economic activity, especially in China and India, helped further boost U.S. business conditions, especially for exporters.

Offsetting these favorable influences were a number of forces that weighed heavily on investor sentiment, including surging oil prices, moves by the Federal Reserve Board toward higher interest rates, the presidential election and the insurgency in Iraq. As a result, investors became more concerned about the sustainability of the economic recovery, and they focused primarily on value-oriented stocks that they believed were likely to produce competitive results even if the economy weakened.

In this environment, the market's best returns of the reporting period stemmed from the energy sector, where the major integrated oil companies benefited from record oil prices. The fund received particularly strong results from oil refineries, which achieved greater pricing power as a result of limited refining capacity and rising global demand. Large banks and financial services companies also fared well as the improving economy supported higher loan origination volumes, fewer defaults and greater securities trading and investment banking activity.

In the industrials group, a number of companies attempted to meet rising global demand by building new factories in the United States and abroad. Demand from China and other emerging markets for the commodities and services used in creating a larger industrial infrastructure particularly benefited U.S. industrial parts manufacturers, construction companies, mining businesses, chemical producers and electrical equipment manufacturers. Defense stocks also performed well during the reporting period, mainly due to the war in Iraq, and many electric utilities boosted earnings by refinancing their debt at lower interest rates.

On the other hand, semiconductor stocks represented the single largest detractor from the S&P 500 Index's performance over the reporting period. Unexpectedly low customer demand led to higher inventories of unsold goods and higher expenses, which eroded profit margins. Large pharmaceutical stocks also lagged market averages, primarily due to investors' concerns regarding competition from generic drug makers and an apparent lack of new products under development.

What is the fund's current strategy?

As an index fund, our strategy is to attempt to replicate the returns of the S&P 500 Index. Accordingly, as of the end of the reporting period, the percentage of the fund's assets invested in each market sector closely approximated its representation in the S&P 500 Index.

November 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect that may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends daily and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *Standard & Poor's®," "S&P®," "Standard & Poor's 500" and "S&P 500®" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

FUND PERFORMANCE



Dreyfus S&P 500 Index Fund ———
Standard & Poor's 500
 Composite Stock Price Index† ....

$28,411
$26,956

Dollars

Years Ended 10/31

Comparison of change in value of $10,000 investment in Dreyfus S&P 500 Index Fund and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 10/31/04*

	1 Year	5 Years	10 Years
Fund	**8.93%**	**(2.71)%**	**10.42%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus S&P 500 Index Fund on 10/31/94 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance and reflects the reinvestment of dividends daily. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus S&P 500 Index Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 2.55
Ending value (after expenses)	$1,027.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 2.54
Ending value (after expenses)	$1,022.62

† *Expenses are equal to the fund's annualized expense ratio of .50%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

Common Stocks–98.9%	Shares	Value ($)
Consumer Cyclical–9.7%		
Albertson's	107,672	2,455,998
Autonation	78,000 a	1,343,940
AutoZone	24,400 a	1,996,164
Bed Bath & Beyond	88,000 a	3,589,520
Best Buy	95,150	5,634,783
Big Lots	33,700 a	417,543
Brunswick	28,000	1,313,760
CVS	117,000	5,084,820
Circuit City Stores–Circuit City Group	58,200	945,750
Coach	55,100 a	2,569,313
Cooper Tire & Rubber	21,900	426,612
Costco Wholesale	135,000	6,471,900
Dana	43,659	650,956
Darden Restaurants	46,150	1,130,675
Delphi	164,269	1,381,502
Delta Air Lines	36,800 a,b	200,560
Dillard's, Cl. A	24,500	502,005
Dollar General	96,108	1,850,079
Eastman Kodak	83,900	2,540,492
Eaton	44,300	2,832,985
Family Dollar Stores	49,300	1,456,815
Federated Department Stores	52,700	2,658,715
Ford Motor	535,692	6,980,067
Gap	264,525	5,285,209
General Motors	165,300 b	6,372,315
Genuine Parts	51,300	2,046,357
Harley-Davidson	86,400	4,974,048
Harrah's Entertainment	32,800	1,919,456
Hasbro	51,800	916,342
Hilton Hotels	112,700	2,242,730
Home Depot	642,703	26,402,239
International Game Technology	100,900	3,333,736
J. C. Penney	84,400 b	2,919,396
Johnson Controls	55,700	3,194,395
Jones Apparel Group	36,500	1,288,450
Kohl's	100,000 a	5,076,000
Kroger	216,400 a	3,269,804

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
Limited Brands	138,300	3,427,074
Liz Claiborne	31,500	1,287,720
Lowe's Cos	228,200	12,843,096
Marriott International, Cl. A	67,000	3,650,830
Mattel	121,200	2,122,212
May Department Stores	85,350	2,224,221
Maytag	23,100	401,940
McDonald's	367,800	10,721,370
NIKE, Cl. B	77,100	6,269,001
Navistar International	20,500 a	708,275
Nordstrom	41,100	1,774,698
Office Depot	91,700 a	1,484,623
PACCAR	50,850	3,524,414
RadioShack	46,700	1,397,731
Reebok International	17,400	643,800
Safeway	130,800 a	2,385,792
Sears, Roebuck & Co	62,100 b	2,173,500
Southwest Airlines	231,318	3,647,885
Staples	145,650	4,331,631
Starbucks	116,400 a	6,155,232
Starwood Hotels & Resorts Worldwide	60,900	2,906,757
TJX Cos	143,100	3,431,538
Target	264,400	13,225,288
Tiffany & Co	42,700	1,252,391
Toys R Us	62,600 a	1,127,426
V. F.	32,300	1,738,709
Visteon	37,915	269,576
Wal-Mart Stores	1,241,900	66,963,248
Walgreen	299,900	10,763,411
Wendy's International	33,200	1,107,884
Whirlpool	19,500	1,145,625
Winn-Dixie Stores	41,600 b	143,104
Yum! Brands	85,120	3,702,720
		302,628,153
Consumer Staples—7.6%		
Adolph Coors, Cl. B	10,900 b	727,030
Alberto-Culver, Cl. B	26,600	1,193,276

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
Altria Group	600,600	29,105,076
Anheuser-Busch Cos	234,400	11,708,280
Archer-Daniels-Midland	190,560	3,691,147
Avon Products	138,372	5,472,612
Brown-Forman, Cl. B	35,500	1,593,950
Campbell Soup	120,200	3,226,168
Clorox	62,400	3,407,040
Coca-Cola	710,200	28,876,732
Coca-Cola Enterprises	137,300	2,870,943
Colgate-Palmolive	155,500	6,938,410
ConAgra Foods	154,700	4,084,080
Fortune Brands	42,100	3,065,722
General Mills	111,300	4,925,025
Gillette	293,300	12,166,084
H. J. Heinz	102,300	3,718,605
Hershey Foods	72,100	3,654,749
International Flavors & Fragrances	27,600	1,077,780
Kellogg	121,000	5,203,000
Kimberly-Clark	144,800	8,640,216
McCormick & Co	40,100	1,420,743
Newell Rubbermaid	80,562	1,736,917
Pactiv	44,000 [a]	1,042,360
Pepsi Bottling Group	74,400	2,086,176
PepsiCo	495,900	24,586,722
Procter & Gamble	744,300	38,093,274
Reynolds American	43,300	2,981,638
SUPERVALU	39,800	1,173,702
Sara Lee	232,200	5,405,616
Sysco	187,200	6,040,944
UST	48,400	1,992,144
Wm. Wrigley Jr	65,800	4,303,320
		236,209,481
Energy—7.5%		
Amerada Hess	26,700	2,154,957
Anadarko Petroleum	73,232	4,939,498
Apache	95,450	4,839,315
BJ Services	47,200	2,407,200

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Baker Hughes	97,690	4,184,063
Burlington Resources	115,590	4,796,985
ChevronTexaco	623,636	33,090,126
ConocoPhillips	201,620	16,998,582
Devon Energy	70,700	5,229,679
Dynegy, Cl. A	111,200 a	548,216
EOG Resources	34,500	2,296,320
El Paso	187,675	1,677,815
Exxon Mobil	1,904,376	93,733,387
Halliburton	129,200	4,785,568
Kerr-McGee	44,165	2,615,451
KeySpan	46,800	1,869,660
Kinder Morgan	36,100	2,323,757
Marathon Oil	101,300	3,860,543
Nabors Industries	43,500 a	2,136,720
Nicor	12,900	484,008
NiSource	77,100	1,653,795
Noble	39,200 a	1,790,656
Occidental Petroleum	114,700	6,403,701
Peoples Energy	11,000	470,580
Rowan Cos	31,300 a	799,089
Schlumberger	172,800	10,876,032
Sempra Energy	67,866	2,276,226
Sunoco	22,100	1,643,356
Transocean	93,900 a	3,309,975
Unocal	77,500	3,235,625
Valero Energy	74,800	3,214,156
Williams Cos	162,500	2,032,875
		232,677,916
Health Care−12.4%		
Abbott Laboratories	457,000	19,481,910
Aetna	44,879	4,263,505
Allergan	38,500	2,755,060
AmerisourceBergen	32,900	1,810,816
Amgen	370,612 a	21,050,761
Anthem	40,800 a	3,280,320
Applera−Applied Biosystems Group	59,100	1,127,628

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Bausch & Lomb	15,500	944,880
Baxter International	180,000	5,536,800
Becton, Dickinson & Co	73,300	3,848,250
Biogen Idec	99,085 a	5,762,784
Biomet	74,375 b	3,471,825
Boston Scientific	246,600 a	8,704,980
Bristol-Myers Squibb	569,400	13,341,042
C. R. Bard	30,700	1,743,760
Cardinal Health	126,025	5,891,669
Caremark Rx	136,400 a	4,087,908
Chiron	55,000 a	1,783,100
Eli Lilly & Co	330,900	18,169,719
Express Scripts	22,700 a	1,452,800
Fisher Scientific International	33,600 a	1,927,296
Forest Laboratories	108,400 a	4,834,640
Genzyme	66,700 a	3,499,749
Gilead Sciences	126,000 a	4,363,380
Guidant	92,100	6,135,702
HCA	141,250	5,188,112
Health Management Associates, Cl. A	71,200	1,470,992
Hospira	45,670 a	1,457,330
Humana	46,600 a	892,390
Johnson & Johnson	868,818	50,721,595
King Pharmaceuticals	70,666 a	770,966
Manor Care	25,600	838,144
McKesson	85,977	2,292,147
Medco Health Solutions	79,691 a	2,702,322
MedImmune	72,900 a,b	2,071,818
Medtronic	354,000	18,092,940
Merck & Co	649,600	20,338,976
Millipore	14,500 a	666,855
Mylan Laboratories	78,600 b	1,353,492
Pfizer	2,210,409	63,991,340
Quest Diagnostics	29,800	2,608,692
Schering-Plough	431,100	7,807,221
St. Jude Medical	51,900 a	3,973,983
Stryker	117,500	5,063,075

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Tenet Healthcare	136,450 a	1,462,744
Thermo Electron	47,800 a	1,386,200
UnitedHealth Group	194,600	14,089,040
Waters	34,600 a	1,428,634
Watson Pharmaceuticals	32,000 a	896,960
WellPoint Health Networks	45,900 a	4,482,594
Wyeth	390,400	15,479,360
Zimmer Holdings	71,720 a	5,564,755
		386,362,961
Interest Sensitive—23.8%		
ACE	83,200	3,166,592
AFLAC	148,500	5,328,180
Allstate	202,800	9,752,652
Ambac Financial Group	31,750	2,478,405
American Express	371,200	19,699,584
American International Group	762,679	46,302,242
AmSouth Bancorporation	103,500	2,731,365
Aon	92,475	1,887,415
Apartment Investment & Management, Cl. A	27,700	1,016,313
BB&T	162,300	6,672,153
Bank of America	1,190,808	53,336,290
Bank of New York	227,700	7,391,142
Bear Stearns Cos	30,172	2,858,797
CIGNA	40,200	2,551,092
CIT Group	61,900	2,500,760
Capital One Financial	70,700	5,214,832
Charles Schwab	400,100	3,660,915
Chubb	55,900	4,032,067
Cincinnati Financial	49,305	2,058,484
Citigroup	1,516,517	67,287,859
Comerica	50,200	3,087,802
Countrywide Financial	164,800	5,262,064
E*TRADE Financial	109,200 a	1,408,680
Equity Office Properties Trust	118,000	3,318,160
Equity Residential	82,200	2,741,370
Fannie Mae	283,300	19,873,495
Federated Investors, Cl. B	31,700	918,983

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Fifth Third Bancorp	166,767	8,203,269
First Horizon National	36,100	1,562,408
Franklin Resources	73,000	4,425,260
Freddie Mac	201,100	13,393,260
General Electric	3,090,800	105,458,096
Golden West Financial	44,700	5,226,324
Goldman Sachs Group	142,300	13,999,474
H&R Block	48,300	2,296,665
Hartford Financial Services Group	85,900	5,023,432
Huntington Bancshares	67,274	1,611,212
J.P. Morgan Chase & Co	1,042,741	40,249,803
Janus Capital Group	70,100	1,069,025
Jefferson-Pilot	39,925	1,927,978
KeyCorp	119,100	4,000,569
Lehman Brothers Holdings	79,500	6,530,925
Lincoln National	51,600	2,260,080
Loews	54,300	3,252,570
M&T Bank	34,300	3,532,900
MBIA	41,900	2,424,334
MBNA	374,037	9,586,568
MGIC Investment	28,800	1,852,128
Marsh & McLennan Cos	152,400	4,215,384
Marshall & Ilsley	65,200	2,736,444
Mellon Financial	124,100	3,586,490
Merrill Lynch	275,000	14,833,500
MetLife	219,600	8,421,660
Morgan Stanley	321,560	16,428,500
National City	194,000	7,560,180
North Fork Bancorporation	91,200	4,021,920
Northern Trust	64,300	2,735,322
PNC Financial Services Group	82,700	4,325,210
Plum Creek Timber	53,700	1,948,773
Principal Financial Group	91,800	3,466,368
Progressive	58,600	5,482,030
ProLogis	53,300	2,077,634
Providian Financial	85,700 [a]	1,332,635
Prudential Financial	152,000	7,063,440

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Regions Financial	135,290	4,745,973
SLM	127,600	5,775,176
Safeco	36,900	1,706,256
Simon Property Group	64,700	3,773,304
SouthTrust	97,400	4,243,718
Sovereign Bancorp	100,500	2,175,825
St. Paul Travelers Cos	195,712	6,646,380
State Street	98,400	4,432,920
SunTrust Banks	104,700	7,368,786
Synovus Financial	90,550	2,462,055
T. Rowe Price Group	37,200	2,074,644
Torchmark	32,100	1,734,042
U.S. Bancorp	550,053	15,737,016
UnumProvident	86,795	1,185,620
Wachovia	383,290	18,861,701
Washington Mutual	255,390	9,886,147
Wells Fargo	494,400	29,525,568
XL Capital, Cl. A	40,500	2,936,250
Zions Bancorporation	26,200	1,733,654
		741,664,498
Producer Goods & Services−10.0%		
Air Products & Chemicals	66,500	3,536,470
Alcoa	254,648	8,276,060
Allegheny Technologies	27,877	468,612
American Power Conversion	58,700	1,131,736
American Standard Cos	62,600 [a]	2,289,282
Ashland	20,800	1,198,496
Avery Dennison	32,300	1,965,132
Ball	32,900	1,311,065
Bemis	31,300	828,511
Black & Decker	23,500	1,886,580
Boeing	245,798	12,265,320
Boise Cascade	25,800 [a]	761,616
Burlington Northern Santa Fe	109,000	4,557,290
CSX	62,900	2,295,850
Caterpillar	100,300	8,078,162
Centex	36,200	1,880,228

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Cooper Industries, Cl. A	27,700	1,770,030
Crane	17,325	482,848
Cummins	12,900	904,032
Deere & Co	72,600	4,340,028
Dover	59,500	2,336,565
Dow Chemical	275,063	12,361,331
E. I. du Pont de Nemours	292,112	12,522,841
Eastman Chemical	22,800	1,082,316
Ecolab	75,300	2,548,905
Emerson Electric	123,000	7,878,150
Engelhard	36,400	1,030,120
FedEx	87,920 [b]	8,011,270
Fluor	24,400	1,133,136
Freeport-McMoRan Copper & Gold, Cl. B	51,900	1,879,818
General Dynamics	58,500	5,974,020
Georgia-Pacific	75,567	2,613,863
Goodrich	34,700	1,069,801
Goodyear Tire & Rubber	51,400 [a,b]	518,112
Great Lakes Chemical	14,800	379,176
Hercules	32,700 [a]	466,956
Honeywell International	251,625	8,474,730
ITT Industries	27,000	2,190,780
Illinois Tool Works	88,500	8,166,780
Ingersoll-Rand, Cl. A	50,800	3,476,752
International Paper	142,353	5,482,014
KB HOME	13,500 [b]	1,110,375
Leggett & Platt	56,100	1,578,093
Lockheed Martin	130,200	7,172,718
Louisiana-Pacific	32,000	784,320
Masco	126,800	4,344,168
MeadWestvaco	59,111	1,863,770
Molex	55,500	1,641,135
Monsanto	78,164	3,341,511
Newmont Mining	129,825	6,169,284
Norfolk Southern	115,300	3,914,435
Nucor	46,300	1,955,249
PPG Industries	50,300	3,206,625

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Pall	36,600	946,476
Parker-Hannifin	34,950	2,468,519
Phelps Dodge	27,495	2,406,912
Praxair	95,100	4,013,220
Pulte Homes	37,100	2,036,048
Raytheon	132,000	4,815,360
Rockwell Automation	54,000	2,251,260
Rockwell Collins	51,900	1,840,893
Rohm & Haas	65,715	2,785,659
Sealed Air	24,632 [a]	1,220,269
Sherwin-Williams	41,600	1,777,152
Sigma-Aldrich	20,300 [b]	1,129,492
Snap-On	17,000	499,460
Stanley Works	24,013	1,069,059
3M	229,100	17,771,287
Temple-Inland	16,400	969,568
Textron	40,500	2,760,075
Tyco International	588,071	18,318,412
Union Pacific	75,800	4,773,126
United Parcel Service, Cl. B	329,100	26,058,138
United States Steel	33,200	1,219,104
United Technologies	149,800	13,904,436
Vulcan Materials	29,900	1,488,422
W.W. Grainger	26,700	1,564,353
Weyerhaeuser	70,100	4,391,064
Worthington Industries	25,600	508,160
		309,892,391
Services−6.3%		
ALLTEL	90,300	4,960,179
Affiliated Computer Services, Cl. A	37,400 [a]	2,040,170
Allied Waste Industries	93,200 [a]	760,512
Apollo Group, Cl. A	56,500 [a,b]	3,729,000
Automatic Data Processing	171,000	7,419,690
Carnival	185,300	9,368,768
Cendant	309,070	6,363,751
Cintas	50,200	2,165,628
Clear Channel Communications	172,700	5,768,180

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Comcast, Cl. A	654,218 a	19,299,431
Computer Sciences	55,300 a	2,746,751
Convergys	41,700 a	542,517
Deluxe	14,600	556,114
Dow Jones & Co	24,000	1,062,000
Electronic Data Systems	150,000	3,190,500
Equifax	39,900	1,043,385
First Data	251,046	10,363,179
Fiserv	57,150 a	2,031,111
Gannett	77,900	6,461,805
IMS Health	68,400	1,448,712
Interpublic Group of Companies	123,600 a	1,515,336
Knight-Ridder	22,700 b	1,555,631
McGraw-Hill Cos	55,600	4,795,500
Meredith	14,700	720,300
Monster Worldwide	34,700 a	973,335
Moody's	43,300	3,369,173
NEXTEL Communications, Cl. A	326,000 a	8,635,740
New York Times, Cl. A	42,900	1,718,145
Omnicom Group	54,800	4,323,720
Paychex	110,775	3,632,755
R. R. Donnelley & Sons	64,100	2,015,945
Robert Half International	50,500	1,339,765
Ryder System	18,900	946,890
SunGard Data Systems	84,500 a	2,238,405
Time Warner	1,338,550 a	22,273,472
Tribune	93,200	4,026,240
Unisys	98,000 a	1,040,760
Univision Communications, Cl. A	94,400 a	2,922,624
Viacom, Cl. B	507,824	18,530,498
Walt Disney	601,500	15,169,830
Waste Management	169,700	4,833,056
		197,898,503
Technology—16.1%		
ADC Telecommunications	236,700 a	523,107
Adobe Systems	70,200	3,933,306
Advanced Micro Devices	103,900 a	1,747,598

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Agilent Technologies	142,216 a	3,563,933
Altera	108,800 a	2,473,024
Analog Devices	110,800	4,460,808
Andrew	47,050 a	657,759
Apple Computer	113,600 a	5,967,408
Applied Materials	497,200 a	8,004,920
Applied Micro Circuits	91,700 a	333,788
Autodesk	33,200	1,751,300
Avaya	132,480 a	1,907,712
BMC Software	65,300 a	1,235,476
Broadcom, Cl. A	94,300 a	2,550,815
CIENA	166,600 a	411,502
Cisco Systems	1,979,400 a	38,024,274
Citrix Systems	49,600 a	1,196,848
Computer Associates International	171,350	4,748,108
Compuware	113,100 a	654,849
Comverse Technology	57,300 a	1,182,672
Corning	408,000 a	4,671,600
Danaher	90,300	4,978,239
Dell	730,800 a	25,621,848
EMC	703,900 a	9,059,193
eBay	193,500 a	18,887,535
Electronic Arts	88,900 a	3,993,388
Gateway	109,100 a	638,235
Hewlett-Packard	884,066	16,496,672
Intel	1,877,900	41,802,054
International Business Machines	490,400	44,013,400
Intuit	56,100 a	2,544,696
JDS Uniphase	421,600 a,b	1,336,472
Jabil Circuit	58,800 a,b	1,429,428
KLA-Tencor	57,500 a	2,617,975
LSI Logic	112,700 a	512,785
Laboratory Corporation of America Holdings	40,900 a	1,873,220
Lexmark International	37,900 a	3,149,869
Linear Technology	90,000	3,409,200
Lucent Technologies	1,261,570 a,b	4,478,573

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Maxim Integrated Products	95,100	4,183,449
Mercury Interactive	27,300 a	1,185,639
Micron Technology	179,000 a	2,180,220
Microsoft	3,182,900	89,089,371
Motorola	691,595	11,936,930
NCR	27,600 a	1,555,260
NVIDIA	48,800 a	706,136
National Semiconductor	104,800	1,750,160
Network Appliance	104,700 a	2,562,009
Northrop Grumman	104,890	5,428,058
Novell	113,200 a	813,908
Novellus Systems	41,800 a,b	1,083,038
Oracle	1,513,700 a	19,163,442
PMC-Sierra	51,800 a	531,468
Parametric Technology	78,700 a	408,453
PeopleSoft	107,400 a	2,230,698
PerkinElmer	37,500	770,250
Pitney Bowes	67,600	2,957,500
Power-One	24,600 a	172,692
QLogic	27,100 a	880,750
QUALCOMM	476,500	19,922,465
Sabre Holdings	40,121	863,003
Sanmina-SCI	152,600 a	1,220,800
Scientific-Atlanta	44,800	1,227,072
Siebel Systems	148,000 a	1,406,000
Solectron	281,500 a	1,469,430
Sun Microsystems	973,700 a	4,410,861
Symantec	92,300 a	5,255,562
Symbol Technologies	70,000	1,028,300
Tektronix	26,900	815,877
Tellabs	121,900 a	975,200
Teradyne	56,800 a	940,608
Texas Instruments	506,800	12,391,260
VERITAS Software	126,682 a	2,771,802
Xerox	245,700 a,b	3,628,989
Xilinx	101,600	3,108,960
Yahoo!	398,300 a	14,414,477
		502,283,686

Common Stocks (continued)	Shares	Value ($)
Utilities−5.5%		
AES	189,200 a	2,062,280
AT&T	232,640	3,980,470
Allegheny Energy	40,100 a,b	734,231
Ameren	56,900	2,731,200
American Electric Power	115,860	3,815,270
BellSouth	535,900	14,292,453
CMS Energy	55,600 a	520,416
Calpine	156,000 a,b	388,440
CenterPoint Energy	90,066	946,594
CenturyTel	39,500	1,267,555
Cinergy	52,900	2,090,608
Citizens Communications	97,100	1,301,140
Consolidated Edison	70,700	3,071,915
Constellation Energy Group	51,400	2,087,868
DTE Energy	50,900 b	2,173,939
Dominion Resources	96,708	6,220,258
Duke Energy	274,588	6,735,644
Edison International	95,400	2,909,700
Energy	66,400	4,339,904
Exelon	193,250	7,656,565
FPL Group	54,300	3,741,270
FirstEnergy	96,502	3,988,428
PG&E	117,400 a	3,761,496
PPL	55,300	2,875,600
Pinnacle West Capital	26,700	1,137,954
Progress Energy	72,169	2,980,580
Public Service Enterprise Group	69,400	2,955,746
Qwest Communications International	531,400 a	1,817,388
SBC Communications	970,098	24,504,675
Southern	216,100	6,826,599
Sprint (FON Group)	425,150	8,906,892
TECO Energy	58,200 b	814,800
TXU	86,897	5,319,834
Verizon Communications	810,456	31,688,830
Xcel Energy	117,110	2,002,581
		172,649,123
Total Common Stocks		
(cost $2,366,342,041)		**3,082,266,712**

Short-Term Investments—1.1%	Principal Amount ($)	Value ($)
Repurchase Agreement—1.0%		
Greenwich Capital Markets, Tri-Party Repurchase Agreement, 1.77%, dated 10/29/2004, due 11/1/2004 in the amount of $31,104,587 (fully collateralized by $30,190,000 of various U.S. Government Agency Obligations, value $31,724,248)	31,100,000	**31,100,000**
U.S. Treasury Bills—.1%		
1.65%, 12/30/2004	200,000 c	199,406
1.66%, 1/6/2005	3,000,000 c	2,990,040
		3,189,446
Total Short-Term Investments (cost $34,290,358)		**34,289,446**

Investment of Cash Collateral for Securities Loaned—.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $23,340,820)	23,340,820 d	**23,340,820**
Total Investments (cost $2,423,973,219)	**100.8%**	**3,139,896,978**
Liabilities, Less Cash and Receivables	**(.8%)**	**(23,719,596)**
Net Assets	**100.0%**	**3,116,177,382**

a Non-income producing.
b All or a portion of these securities are on loan. At October 31 2004, the total market value of the fund's securities on loan is $22,159,933 and the total market value of the collateral held by the fund is $23,340,820.
c Partially held by a broker in a segregated account as collateral for open financial futures positions.
d Investment in affiliated money market mutual fund.

Portfolio Summary †

	Value (%)		Value (%)
Interest Sensitive	23.8	Energy	7.5
Technology	16.1	Services	6.3
Health Care	12.4	Other	7.4
Producer Goods & Services	10.0	Futures contracts	.0
Consumer Cyclical	9.7		
Consumer Staples	7.6		**100.8**

† Based on net assets.
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2004

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 10/31/2004 ($)
Financial Futures Long				
Standard & Poor's 500	131	37,017,325	December 2004	**309,175**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $22,159,933)–Note 1(b,d):		
Unaffiliated issuers	2,400,632,399	3,116,556,158
Affiliated issuers	23,340,820	23,340,820
Cash		1,400,840
Dividends and interest receivable		3,969,006
Receivable for shares of Common Stock subscribed		1,027,963
Receivable for futures variation margin–Note 4		89,658
		3,146,384,445
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		1,305,339
Liability for securities on loan–Note 1(b)		23,340,820
Payable for shares of Common Stock redeemed		3,586,782
Payable for investment securities purchased		1,974,122
		30,207,063
Net Assets ($)		**3,116,177,382**
Composition of Net Assets ($):		
Paid-in capital		2,565,123,299
Accumulated undistributed investment income–net		28,785,724
Accumulated net realized gain (loss) on investments		(193,964,575)
Accumulated net unrealized appreciation (depreciation) on investments (including $309,175 net unrealized appreciation on financial futures)		716,232,934
Net Assets ($)		**3,116,177,382**
Shares Outstanding		
(200 million shares of $.001 par value Common Stock authorized)		93,586,040
Net Asset Value, offering and redemption price per share–Note 3(c) ($)		**33.30**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):	
Income:	
Cash dividends	50,947,610
Interest	543,597
Income on securities lending	60,927
Total Income	**51,552,134**
Expenses:	
Management fee–Note 3(a)	7,554,217
Shareholder servicing costs–Note 3(b)	7,554,217
Loan commitment fees–Note 2	23,415
Total Expenses	**15,131,849**
Investment Income–Net	**36,420,285**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(6,432,706)
Net realized gain (loss) on financial futures	10,212,733
Net Realized Gain (Loss)	**3,780,027**
Net unrealized appreciation (depreciation) on investments [including ($1,894,738) net unrealized (depreciation) on financial futures]	210,684,606
Net Realized and Unrealized Gain (Loss) on Investments	**214,464,633**
Net Increase in Net Assets Resulting from Operations	**250,884,918**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income–net	36,420,285	30,344,798
Net realized gain (loss) on investments	3,780,027	(13,696,628)
Net unrealized appreciation (depreciation) on investments	210,684,606	442,005,324
Net Increase (Decrease) in Net Assets Resulting from Operations	**250,884,918**	**458,653,494**
Dividends to Shareholders from ($):		
Investment income–net	**(31,500,224)**	**(26,194,132)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	845,857,923	763,177,089
Dividends reinvested	30,880,377	25,656,957
Cost of shares redeemed	(783,225,642)	(603,393,097)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**93,512,658**	**185,440,949**
Total Increase (Decrease) in Net Assets	**312,897,352**	**617,900,311**
Net Assets ($):		
Beginning of Period	2,803,280,030	2,185,379,719
End of Period	**3,116,177,382**	**2,803,280,030**
Undistributed investment income–net	28,785,724	24,190,670
Capital Share Transactions (Shares):		
Shares sold	25,942,195	27,846,119
Shares issued for dividends reinvested	990,390	958,422
Shares redeemed	(24,026,262)	(22,142,457)
Net Increase (Decrease) in Shares Outstanding	**2,906,323**	**6,662,084**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	30.91	26.01	31.08	41.95	40.55
Investment Operations:					
Investment income—net[a]	.39	.35	.32	.32	.31
Net realized and unrealized gain (loss) on investments	2.35	4.86	(5.08)	(10.88)	1.92
Total from Investment Operations	2.74	5.21	(4.76)	(10.56)	2.23
Distributions:					
Dividends from investment income—net	(.35)	(.31)	(.31)	(.31)	(.32)
Dividends from net realized gain on investments	–	–	–	–	(.51)
Total Distributions	(.35)	(.31)	(.31)	(.31)	(.83)
Net asset value, end of period	33.30	30.91	26.01	31.08	41.95
Total Return (%)	8.93	20.22	(15.54)	(25.31)	5.50
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.50	.52	.50	.50	.50
Ratio of net investment income to average net assets	1.21	1.27	1.05	.88	.73
Portfolio Turnover Rate	1.87	2.17	4.42	1.89	7.64
Net Assets, end of period ($ x 1,000)	3,116,177	2,803,280	2,185,380	2,514,308	3,072,253

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus S&P 500 Index Fund (the "fund") is a separate non-diversified series of Dreyfus Index Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series including the fund. The fund's investment objective is to match the performance of the Standard & Poor's 500 Composite Stock Price Index. The Dreyfus Corporation ("the Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain, if any, can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with incomes tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $28,673,640, accumulated capital losses $142,539,901 and unrealized appreciation $664,920,344.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, $16,218,557 of the carryover expires in fiscal 2008, $42,517,790 expires in fiscal 2009, $82,176,122 expires in fiscal 2010 and $1,627,432 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003, were as follows: ordinary income $31,500,224 and $26,194,132, respectively.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for real estate investment trusts, the fund decreased accumulated undistributed investment income-net by $325,007 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .25 of 1% of the value of the fund's average daily net assets, and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all the expenses of the fund, except management fees, brokerage commissions, taxes, interest, commitment fees, Shareholder Services Plan fees, fees and expenses of non–interested Board members (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fees in an amount equal to the fund's allocable portion of fees and expenses of the non–interested Board members (including counsel fees). Each Board member also serves as a Board member of other funds within the Dreyfus complex (collectively, the "Fund Group"). Each Board member receives an annual fee of $25,000, an attendance fee of $4,000 for each in–person meeting and $500 for telephone meetings. The chairman of the Board receives an additional 25% of such compensation (with the exception of reimburseable amounts). Subject to the Company's Emeritus Program Guidelines, Emeritus Board Members, if any, receive 50% of the annual retainer fee and per meeting fee paid at the time the Board member achieves emeritus status. All Board fees are allocated among the funds in the Fund Group in proportion to each fund's relative net assets. Amounts required to be paid by the Company directly to the non–interested Board members, that were applied to offset a portion of the management fee payable to the Manager, were in fact paid directly by the Manager to the non–interested Board members. All Board fees are allocated among the funds in the Fund Group in proportion to each fund's relative net assets.

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services a fee, at the annual rate of .25 of 1% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period October 31, 2004, the fund was charged $7,554,217 pursuant to the Shareholder Services Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $652,670 and shareholder services plan fees $652,669.

(c) A 1% redemption fee is charged and retained by the fund on shares redeemed within six months following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended October 31, 2004, redemption fees charged and retained by the fund amounted to $65,047.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures during the period ended October 31, 2004, amounted to $210,857,235 and $55,311,370, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open as of October 31, 2004, are set forth in the Statement of Financial Futures.

At October 31, 2004, the cost of investments for federal income tax purposes was $2,474,976,634; accordingly, accumulated net unrealized appreciation on investments was $664,920,344, consisting of $984,569,187 gross unrealized appreciation and $319,648,843 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Dreyfus S&P 500 Index Fund

In our opinion, the accompanying statement of assets and liabilities, including the statements of investments and financial futures, and the related statements of operations and of changes in net assets and financial highlights present fairly, in all material respects the financial position of Dreyfus S&P 500 Index Fund (the "Fund") (one of the series constituting Dreyfus Index Funds, Inc.), at October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities owned at October 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
December 14, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2004 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2004, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $15,290,473 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

BOARD MEMBERS INFORMATION *(Unaudited)*

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

David P. Feldman (64)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Corporate Director & Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

Ehud Houminer (64)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University
• Principal of Lear, Yavitz and Associates, a management consulting firm (1996 to 2001)

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 30

Gloria Messinger (74)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

Other Board Memberships and Affiliations:
• Yale Law School Fund, Director
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director
• New York Women's Agenda Music Performance Trust Fund, Director

No. of Portfolios for which Board Member Serves: 19

––––––––––––––––

T. John Szarkowski (78)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Consultant in Photography

Other Board Memberships and Affiliations:
• Photography Department at The Museum of Modern Art, Director Emeritus

No. of Portfolios for which Board Member Serves: 19

––––––––––––––––

Anne Wexler (74)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 29

––––––––––––––––

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus S&P 500 Index Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Boston Safe Deposit and
Trust Company
One Boston Place
Boston, MA 02109

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0078AR1004

Dreyfus Smallcap Stock Index Fund

ANNUAL REPORT October 31, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 Letter from the Chairman

3 Discussion of Fund Performance

6 Fund Performance

7 Understanding Your Fund's Expenses

7 Comparing Your Fund's Expenses
     With Those of Other Funds

8 Statement of Investments

27 Statement of Financial Futures

28 Statement of Assets and Liabilities

29 Statement of Operations

30 Statement of Changes in Net Assets

31 Financial Highlights

32 Notes to Financial Statements

39 Report of Independent Registered
      Public Accounting Firm

40 Important Tax Information

41 Board Members Information

43 Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Smallcap Stock Index Fund, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Tom Durante, CFA.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, the rate of corporate earnings growth appears to have slowed dramatically and high energy prices threaten to erode the rate of economic growth. Though these factors may suggest the U.S. economy is moving toward a new phase of the business cycle, we believe the current economic cycle still favors higher-quality stocks, which currently offer favorable relative and absolute valuations.

Of course, the specific investments that may be right for you in today's economic and market environment depend on your current needs, future goals, tolerance for risk and the composition of your overall portfolio. As always, your financial advisor may be in the best position to recommend the specific asset classes and investments that will satisfy your financial needs most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Tom Durante, CFA, Portfolio Manager

How did Dreyfus Smallcap Stock Index Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2004, Dreyfus Smallcap Stock Index Fund produced a total return of 16.35%.[1] The Standard & Poor's SmallCap 600 Index (the "S&P 600 Index"), produced a 16.78% return for the same period.[2,3]

We attribute the fund's performance to the effects of stronger U.S. and global economies, which were driven by improved corporate earnings, low interest rates and low inflation. Small-cap stocks generally posted higher returns than mid- and large-cap stocks as investors continued to favor companies with higher potential growth rates. The difference between the fund's return and the S&P 600 Index's return was primarily due to transaction costs and other fund expenses.

What is the fund's investment approach?

The fund seeks to match the total return of the S&P 600 Index. To reach this goal, the fund generally invests in a representative sample of the stocks listed in the S&P 600 Index. While the portfolio manager strives to own the vast majority of the stocks in the S&P 600 Index, he may avoid some very small, less liquid names. Often considered a barometer for the small-cap stock market in general, the S&P 600 Index is composed of 600 domestic stocks across 10 economic sectors. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 600 Index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of stocks.

As an index fund, the fund uses a passive management approach: all investment decisions are made based on the composition of the S&P 600 Index. The fund does not attempt to manage market volatility.

Small-cap stocks are often those of new and entrepreneurial companies and tend to grow faster than large-cap companies. They also typically use any profits for expansion rather than for paying dividends. Compared to larger, more established companies, small companies are subject to more erratic market movements and may carry additional risks because, among other things, their revenues and earnings also tend to be less predictable. As a result, their stocks tend to be less liquid and more volatile.

What other factors influenced the fund's performance?

When the reporting period began, the U.S. economy already had begun to show signs of strengthening in an environment characterized by low inflation and low interest rates. Many U.S. companies took advantage of the low interest-rate environment to refinance their outstanding debt at lower rates. At the same time, reductions in personal and corporate income tax rates provided support for consumer and business spending. Stronger global economic activity, especially in China and India, helped further boost U.S. business conditions, especially for exporters. Partially offsetting these favorable influences were a number of forces that weighed heavily on investor sentiment during the reporting period's second half, including surging oil prices, rising short-term interest rates, the presidential election and the insurgency in Iraq.

In this environment, energy stocks posted higher returns than any other market sector within the S&P 600 Index. Small-cap refineries and oil services companies benefited from higher oil prices and rising global demand from developing nations, such as China, that are building out their industrial infrastructures. In the producer goods sector, coal producers, mining and metals companies, industrial parts manufacturers, chemical manufacturers and electrical equipment makers exercised greater pricing power as global demand for their products and services intensified, and their stock prices rose.

In the financials area, small-cap banking stocks fared relatively well. As the economy improved, businesses and consumers took out new loans and refinanced existing ones at lower interest rates, helping to boost banks' earnings. Some small-cap banks were acquired by larger competitors during the reporting period, a trend that benefited the group overall. Finally, in the health care area, medical products companies posted higher revenues and earnings as they responded to the medical needs of the aging baby-boom generation.

On the other hand, semiconductor stocks represented the single largest detractor from the fund's performance. Semiconductor producers and semiconductor equipment manufacturers suffered from higher expenses and unexpectedly weak customer demand, which led to higher inventories of unsold goods. Weakness among airline stocks also hurt the fund's performance, as higher fuel prices and terrorism concerns intensified the industry's losses.

What is the fund's current strategy?

As an index fund, our strategy remains the same: to replicate the returns of the small-cap market by investing in a representative sample of the stocks that compose the S&P 600 Index. In our view, broadly diversified index funds, such as Dreyfus Smallcap Stock Index Fund, can help investors participate in the performance of broad areas of the overall stock market while managing the risks of unexpected losses in any single industry group or holding.

November 15, 2004

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect that may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's SmallCap 600 Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance.*

[3] *Standard & Poor's®,'' "S&P®,'' and "Standard & Poor's SmallCap 600 Index" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Smallcap Stock Index Fund and the Standard & Poor's SmallCap 600 Index

Average Annual Total Returns *as of 10/31/04*

	Inception Date	1 Year	5 Years	From Inception
Fund	**6/30/97**	**16.35%**	**11.45%**	**9.10%**

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Dreyfus Smallcap Stock Index Fund on 6/30/97 (inception date) to a $10,000 investment made in the Standard & Poor's SmallCap 600 Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance and does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Smallcap Stock Index Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 2.61
Ending value (after expenses)	$1,076.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 2.54
Ending value (after expenses)	$1,022.62

† *Expenses are equal to the fund's annualized expense ratio of .50%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

Common Stocks—99.5%	Shares	Value ($)
Consumer Cyclical—16.0%		
Action Performance Cos.	14,600 a	135,050
Advanced Marketing Services	15,000	157,500
Albany International, Cl. A	32,300	969,646
Angelica	10,900	261,600
Applica	22,500 b	91,350
Arctic Cat	23,000	577,530
Argosy Gaming	31,300 b	1,239,167
Ashworth	12,300 b	103,320
Aztar	33,100 b	1,024,445
Bally Total Fitness Holdings	29,200 a,b	116,800
Bassett Furniture	12,600	233,100
Brown Shoe	22,400	611,520
Burlington Coat Factory Warehouse	39,200	865,144
CEC Entertainment	38,425 b	1,460,919
CPI	10,400	127,920
Casey's General Stores	50,600	900,680
Cato, Cl. A	22,900	525,784
Children's Place Retail Stores	25,700 b	793,359
Christopher & Banks	36,775	597,594
Coachmen Industries	12,400	179,428
Cost Plus	18,700 b	604,010
Department 56	18,300 b	276,147
Dress Barn	32,600 b	522,578
Electronics Boutique Holdings	23,400 b	798,876
Enesco Group	10,300 b	66,847
Ethan Allen Interiors	37,800	1,439,802
FLYi	41,600 a,b	58,240
Fedders	13,670	49,075
Fleetwood Enterprises	50,000 b	629,500
Fossil	69,625 b	2,072,039
Fred's	32,800 a	574,984
Frontier Airlines	26,800 b	224,048
Genesco	22,500 b	576,000
Goody's Family Clothing	35,200	309,408
Great Atlantic & Pacific	25,600 b	166,400
Group 1 Automotive	22,500 b	636,525
Guitar Center	24,600 b	1,097,898

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
Gymboree	27,900 b	337,590
Haggar	7,000	113,680
Hancock Fabrics	15,300	157,131
Haverty Furniture	29,000	489,520
Hibbett Sporting Goods	27,200 b	608,192
Hot Topic	47,100 a,b	968,376
IHOP	19,900	762,170
Insight Enterprises	46,100 b	855,386
Interface, Cl. A	37,200 b	323,268
J. Jill Group	21,700 b	381,486
JAKKS Pacific	26,900 a,b	423,944
Jack in the Box	37,300 b	1,244,701
Jo-Ann Stores	22,960 b	566,194
K-Swiss	37,400	935,000
K2	46,300 b	750,986
Kellwood	27,800	874,588
Landry's Restaurants	27,900	755,532
La-Z Boy	53,400	704,346
Linens 'n Things	43,100 b	1,037,848
Lone Star Steakhouse & Saloon	22,600	544,886
Longs Drug Stores	34,100	842,270
Marcus	30,100	639,926
Men's Wearhouse	35,400 b	1,100,232
Mesa Air Group	43,000 b	246,820
Midas	16,000 b	302,880
Monaco Coach	31,250	554,688
Movie Gallery	36,200	585,716
Multimedia Games	30,000 b	396,000
NBTY	69,800 b	1,922,292
National Presto Industries	6,800	273,428
Nautilus Group	34,800 a	683,820
O'Charleys	22,300 b	346,096
OshKosh B'Gosh	11,500	208,840
Oshkosh Truck	36,500	2,149,849
Oxford Industries	16,500	611,985
P.F. Chang's China Bistro	24,900 a,b	1,265,916
Panera Bread, Cl. A	28,600 a,b	998,998

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
Papa John's International	20,000 a,b	645,600
Pep Boys-Manny, Moe & Jack	62,400	887,328
Phillips-Van Heusen	30,500	695,095
Pinnacle Entertainment	28,300 b	416,010
Polaris Industries	44,600	2,647,010
Quiksilver	55,000 b	1,498,750
RARE Hospitality International	33,650 b	932,442
Russ Berrie & Co.	20,800	433,680
Russell	33,300	575,757
Ryan's Restaurant Group	41,500 b	580,585
SCP Pool	53,230	1,553,784
School Specialty	24,200 b	990,264
Select Comfort	40,000 b	684,800
ShopKo Stores	28,000 b	482,720
Shuffle Master	23,549 a,b	991,177
SkyWest	55,000	939,400
Sonic	60,555 b	1,648,913
Standard Motor Products	20,800	316,992
Steak n Shake	28,678 b	472,613
Stein Mart	46,900 b	779,478
Stride Rite	39,600	409,860
Sturm Ruger	28,400	250,488
TBC	20,900 b	464,607
Too	34,500 b	759,690
Toro	24,400	1,665,300
Tractor Supply	39,300 b	1,425,804
Triarc, Cl. B	59,300	677,799
WMS Industries	27,600 b	807,300
Wabash National	34,800 b	855,384
Winnebago Industries	35,900 a	1,127,260
Wolverine World Wide	41,500	1,263,260
Zale	52,600 b	1,500,152
		76,418,115
Consumer Staples–2.4%		
American Italian Pasta, Cl. A	15,500 a	314,650
Corn Products International	37,900	1,864,680
DIMON	44,300	257,826

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
Delta & Pine Land	38,633	1,016,820
Flowers Foods	45,050	1,142,468
Hain Celestial Group	32,200 [b]	520,996
J & J Snack Foods	9,000 [b]	398,070
Lance	29,800	503,024
Libbey	14,500	263,175
Nash Finch	16,200	499,932
Nature's Sunshine Products	15,500	234,515
Performance Food Group	44,700 [b]	1,039,722
Ralcorp Holdings	28,600	1,051,050
Sanderson Farms	21,600	701,784
United Natural Foods	38,400 [b]	1,044,096
WD-40	17,000	480,505
		11,333,313
Energy−8.0%		
American States Water	13,350	328,410
Atmos Energy	76,100	1,964,141
Atwood Oceanics	14,600 [b]	700,070
Cabot Oil & Gas	33,400	1,413,154
Cal Dive International	38,800 [b]	1,373,908
Carbo Ceramics	16,200	1,170,450
Cascade Natural Gas	10,400	210,704
Cimarex Energy	42,500 [b]	1,524,900
Dril-Quip	17,700 [b]	396,480
Energen	38,000	2,043,640
Frontier Oil	28,000	688,240
Headwaters	34,400 [b]	1,083,600
Hydril	24,200 [b]	1,064,558
Laclede Group	20,200	609,030
NUI	16,400	220,744
New Jersey Resources	28,100	1,155,191
Northwest Natural Gas	27,600	874,920
Oceaneering International	25,700 [b]	913,635
Patina Oil & Gas	70,150	2,006,290
Petroleum Development	16,600 [b]	584,652
Piedmont Natural Gas	38,700	1,762,011
Remington Oil & Gas	29,500 [b]	750,480

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Southern Union	79,841 b	1,754,098
Southwest Gas	35,800	874,594
Southwestern Energy	35,300 b	1,621,682
Spinnaker Exploration	33,800 b	1,078,896
St. Mary Land & Exploration	29,000	1,143,470
Stone Energy	26,800 b	1,103,356
Swift Energy	28,000 b	679,000
TETRA Technologies	22,750 b	681,135
UGI	52,700	2,035,801
Unit	45,900 b	1,702,431
Veritas DGC	33,100 b	698,410
Vintage Petroleum	64,500	1,354,500
W-H Energy Services	24,000 b	488,400
		38,054,981
Health Care—10.4%		
Accredo Health	47,325 b	1,089,895
Advanced Medical Optics	35,900 a,b	1,403,690
Alpharma, Cl. A	55,800	945,810
Amedisys	14,100 b	426,243
American Healthways	31,800 a,b	959,724
American Medical Systems Holdings	33,100 b	1,228,010
Amerigroup	25,200 b	1,512,000
AmSurg	31,600 b	739,124
ArQule	17,900 b	80,550
ArthroCare	19,600 a,b	603,876
BioLase Technology	18,200 a	124,124
Biosite	16,400 a,b	800,484
Bradley Pharmaceuticals	16,200 a,b	268,272
CONMED	31,600 b	887,012
Cambrex	27,500	615,175
Cooper Cos.	32,500	2,286,375
CryoLife	12,650 a,b	87,159
Curative Health Services	15,500 b	85,870
Cyberonics	21,200 a,b	397,924
DJ Orthopedics	20,800 b	354,640
Datascope	15,100	490,146
Diagnostic Products	30,000	1,324,500

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Enzo Biochem	35,217 b	622,989
Haemonetics	25,500 b	837,675
Hologic	20,800 b	417,664
Hooper Holmes	65,000	341,250
ICU Medical	14,200 a,b	318,790
IDEXX Laboratories	36,000 b	1,794,240
Immucor	31,300 b	965,605
Integra LifeSciences Holdings	27,000 b	866,160
Invacare	32,200	1,486,996
Kensey Nash	11,800 a,b	337,480
LabOne	17,800 a,b	534,000
MGI Pharma	68,000 b	1,813,560
Medicis Pharmaceutical, Cl. A	57,900	2,354,793
Mentor	41,200	1,433,760
Merit Medical Systems	26,200 b	271,170
Noven Pharmaceuticals	22,800 b	514,140
OCA	52,300 a,b	215,999
Odyssey Healthcare	36,850 a,b	284,482
Osteotech	12,500 b	56,625
Owens & Minor	39,500	1,034,505
Pediatrix Medical Group	24,800 b	1,395,000
PolyMedica	27,400	959,000
Possis Medical	19,000 b	210,520
Priority Healthcare, Cl. B	43,318 b	782,323
Province Healthcare	47,950 b	1,028,048
Regeneron Pharmaceuticals	49,000 b	356,230
RehabCare Group	17,600 b	404,096
ResMed	33,200 b	1,560,400
Respironics	35,700 b	1,823,913
Savient Pharmaceuticals	65,500 b	129,035
Sierra Health Services	27,500 b	1,312,300
Sola International	34,800 b	667,464
Sunrise Senior Living	21,700 b	826,987
Sybron Dental Specialties	40,699 b	1,325,566
Techne	41,400 b	1,491,228
Theragenics	29,000 b	106,720
United Surgical Partners International	27,200 b	952,272

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Viasys Healthcare	34,300 b	586,187
Vital Signs	13,400	463,975
		49,593,750
Interest Sensitive−16.2%		
Anchor Bancorp Wisconsin	22,800	591,432
BankAtlantic Bancorp, Cl. A	63,400	1,108,866
BankUnited Financial, Cl. A	30,700 b	913,325
Boston Private Financial Holdings	26,400	647,856
Brookline Bancorp	54,500	844,205
Capital Automotive	38,500 a	1,242,010
Cash America International	29,300	741,290
Centene	19,000 b	901,170
Chittenden	43,637	1,235,800
Colonial Properties Trust	29,100 a	1,134,318
Commercial Federal	37,800	1,051,218
Commercial Net Lease Realty	52,000	999,960
Community Bank System	27,300	753,753
Community First Bankshares	37,000	1,192,140
Delphi Financial Group, Cl. A	31,317	1,279,926
Dime Community Bancshares	36,850	591,811
Downey Financial	28,280	1,562,753
East West Bancorp	48,300	1,933,932
Entertainment Properties Trust	26,400	1,053,360
Essex Property Trust	22,400	1,757,504
Financial Federal	17,100 b	638,001
First Bancorp	40,650	2,216,645
First Midwest Bancorp	44,474	1,552,587
First Republic Bank	18,000	867,600
FirstFed Financial	18,300 b	940,620
Flagstar Bancorp	62,100	1,297,269
Fremont General	79,400	1,707,100
Gables Residential Trust	27,700	1,011,050
Glenborough Realty Trust	32,000	672,000
Gold Banc	42,400	616,920
Hilb, Rogal & Hobbs	36,100 a	1,144,370
Hudson United Bancorp	45,280	1,802,144
Investment Technology Group	40,300 b	620,620

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Irwin Financial	32,400	807,732
Kilroy Realty	27,500	1,093,125
LandAmerica Financial Group	19,200	939,840
Lexington Corporate Properties Trust	49,000	1,099,560
MAF Bancorp	32,400	1,388,988
NCO Group	30,800 [b]	823,900
Nara Bancorp	23,700	452,907
New Century Financial	48,250	2,660,987
Philadelphia Consolidated Holding	22,300 [b]	1,292,954
Piper Jaffray	21,100 [b]	922,703
Presidential Life	30,600	488,988
PrivateBancorp	24,300	786,105
ProAssurance	29,800 [b]	1,063,562
Provident Bankshares	32,324	1,122,613
RLI	24,000	912,720
Republic Bancorp	63,980	1,069,106
Rewards Network	26,000 [b]	143,780
Riggs National	28,500	601,635
SCPIE Holdings	6,000	51,900
SWS Group	17,871	343,123
Selective Insurance Group	28,300	1,105,964
Shurgard Storage Centers, Cl. A	43,500	1,726,950
South Financial Group	70,200	2,107,403
Southwest Bancorporation of Texas	65,500	1,535,320
Sovran Self Storage	15,700 [a]	613,399
Sterling Bancshares	42,000	595,140
Sterling Financial	22,690 [b]	852,463
Stewart Information Services	18,500	784,770
Susquehanna Bancshares	45,100	1,121,637
Trustco Bank	71,344	955,296
UCBH Holdings	48,000	2,068,320
UICI	47,500	1,405,050
Umpqua Holdings	48,300	1,201,704
United Bankshares	41,200	1,510,804
Waypoint Financial	33,865	929,933
Whitney Holding	40,980	1,787,138
Wintrust Financial	21,800	1,242,600

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
World Acceptance	19,000 b	444,600
Zenith National Insurance	21,100	866,577
		77,544,851
Producer Goods & Services−22.4%		
A. Schulman	31,500	625,275
A.M. Castle	13,200 b	148,632
A.O. Smith	28,550	757,717
AAR	32,450 b	381,288
AMCOL International	32,500	571,675
Acuity Brands	44,000	1,167,320
Apogee Enterprises	29,100	372,771
Applied Industrial Technologies	19,800	736,560
AptarGroup	36,900	1,731,348
Arch Chemicals	24,200	686,070
Arkansas Best	25,000	977,250
Armor Holdings	33,000 b	1,221,660
Astec Industries	20,700 b	299,943
Baldor Electric	34,133	799,736
Barnes Group	23,700	616,200
Belden	45,712 a	1,016,178
Brady, Cl. A	23,900	1,296,097
Briggs & Stratton	25,600	1,838,336
Brush Engineered Materials	15,500 b	241,800
Buckeye Technologies	32,200 b	339,710
Building Materials Holding	14,100	407,490
C&D Technologies	23,900	427,810
CLARCOR	26,650	1,313,845
CUNO	16,000 b	920,000
Caraustar Industries	23,900 b	355,393
Carpenter Technology	25,000	1,186,500
Century Aluminum	33,000 b	763,620
Champion Enterprises	67,699 b	737,242
Chesapeake	24,600	570,966
Cleveland-Cliffs	11,100 a,b	809,190
Commercial Metals	27,400	990,510
Commonwealth Industries	21,200 b	198,008
Cubic	23,200	510,400

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Curtiss-Wright	22,500	1,255,725
DRS Technologies	27,200 b	985,184
Deltic Timber	12,700	505,333
EDO	17,200	481,256
EGL	42,900 b	1,371,942
ElkCorp	19,300	543,295
Emcor Group	14,200 b	561,894
Engineered Support Systems	26,200	1,258,648
Florida Rock Industries	44,925	2,320,376
Forward Air	22,900 b	942,793
Gardner Denver	20,400 b	611,592
GenCorp	38,600 a	536,540
Georgia Gulf	35,600	1,611,612
Griffon	30,700 b	683,075
H.B. Fuller	29,400	790,860
Heartland Express	78,456	1,605,210
Hughes Supply	64,500	1,832,445
IDEX	52,000	1,918,800
IMCO Recycling	12,300 b	144,156
Insituform Technologies, Cl. A	22,400 b	443,968
Intermagnetics General	24,575 b	626,417
Ionics	18,800 b	535,800
JLG Industries	38,000 a	633,840
Kaman, Cl. A	24,200	266,200
Kansas City Southern	58,900 b	998,355
Kaydon	28,700	849,520
Kirby	25,000 b	1,050,000
Knight Transportation	56,700 b	1,331,883
Landstar System	31,600 b	2,146,904
Lawson Products	12,400	536,920
Lennox International	59,000	853,140
Lindsay Manufacturing	10,700	252,306
Lone Star Technologies	26,400 b	696,960
Lydall	16,000 b	150,560
M.D.C. Holdings	33,311	2,556,618
MacDermid	31,300	987,828
MagneTek	21,000 b	129,150

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Manitowoc	28,075	991,048
Massey Energy	73,500	1,979,355
Material Sciences	10,800 [b]	140,508
Maverick Tube	42,600 [b]	1,123,362
Meritage	14,100 [b]	1,250,670
Milacron	25,500 [b]	70,125
Moog, Cl. A	27,250 [b]	1,022,693
Mueller Industries	36,200 [b]	965,092
Myers Industries	34,009	361,516
NVR	6,500 [b]	4,075,499
OM Group	31,700 [b]	1,045,783
Offshore Logistics	23,200 [b]	838,912
Omnova Solutions	28,000 [b]	146,720
Parkway Properties	10,300	523,034
Penford	10,500	164,010
PolyOne	89,000 [b]	673,730
Pope & Talbot	12,500	188,500
Quaker Chemical	9,000	203,220
Quanex	18,500	937,950
RTI International Metals	21,400 [b]	428,642
Rayovac	33,500 [b]	834,485
Regal Beloit	25,500	596,700
Reliance Steel & Aluminum	33,000	1,132,560
Robins & Myers	13,300	277,305
Rock-Tenn, Cl. A	36,500	567,575
Ryerson Tull	23,000	375,360
SEACOR Holdings	17,050 [b]	811,751
Schweitzer-Mauduit International	15,000	473,400
Simpson Manufacturing	24,200	1,555,576
Skyline	9,200	368,736
Standard Pacific	33,300	1,869,794
Standex International	15,200	398,088
Steel Dynamics	50,600 [a]	1,679,920

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Steel Technologies	17,600	421,696
Stewart & Stevenson Services	26,000	442,000
SurModics	14,400 a,b	386,640
Technitrol	38,700 b	631,584
Teledyne Technologies	33,800 b	864,266
Texas Industries	20,200 a	1,028,786
Thomas Industries	17,550	593,190
Timken	93,100	2,234,400
Tredegar	37,400	626,450
Triumph Group	16,000 b	549,760
URS	40,900 b	1,128,840
USF	28,000	1,003,520
United Stationers	33,500 b	1,490,750
Universal Forest Products	18,900	693,158
Valmont Industries	23,300	506,775
Watsco	28,600	813,956
Watts Water Technologies	31,300	811,922
Wausau-Mosinee Paper	52,300	817,972
Wellman	26,300	194,094
Wilson Greatbatch Technologies	18,400 b	311,880
Wolverine Tube	9,100 b	90,545
Woodward Governor	12,700	768,985
Yellow Roadway	48,746 b	2,339,321
		106,845,754
Services−8.2%		
ABM Industries	50,200	1,041,650
ADVO	30,750	982,463
Aaron Rents	46,597	1,011,155
Administaff	28,500 b	326,325
Arbitron	32,100 b	1,161,057
Boston Communications Group	20,500 b	186,550
Bowne & Co.	34,800	432,564
CACI International, Cl. A	29,300 b	1,786,420

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
CDI	21,000	346,500
Central Parking	31,510	426,961
Cerner	36,200 a,b	1,634,430
Chemed	11,999	725,340
Ciber	60,800 b	549,632
Consolidated Graphics	14,200 b	606,340
Cross Country Healthcare	32,400 b	480,492
Daktronics	20,500 b	505,940
Digital Insight	35,100 b	549,666
eFunds	50,400 b	992,376
4Kids Entertainment	14,400 b	263,376
FactSet Research Systems	32,400	1,614,816
FindWhat.com	29,800 b	597,490
G & K Services, Cl. A	23,000	903,670
Gentiva Health Services	23,600 b	400,374
Global Payments	38,620	2,114,830
Heidrick & Struggles International	22,300 b	638,561
Information Holdings	19,000 b	520,410
Insurance Auto Auction	12,300 b	236,283
Intrado	17,500 b	236,950
John H. Harland	29,000	934,670
Kronos	31,250 b	1,532,813
Labor Ready	42,350 b	607,723
MAXIMUS	23,100 b	627,858
MICROS Systems	20,500 b	1,211,960
ManTech International, Cl. A	31,800 b	687,516
MemberWorks	9,500 a,b	283,100
Mobile Mini	12,600 b	357,336
NDCHealth	34,400	577,576
On Assignment	10,000 b	50,200
PAREXEL International	27,000 b	519,750
PRG-Schultz International	42,850 b	221,963
Paxar	39,925 b	880,346

Common Stocks (continued)	Shares		Value ($)
Services (continued)			
Pegasus Solutions	15,500	b	161,355
Pharmaceutical Product Development	56,200	a,b	2,373,325
Pre-Paid Legal Services	20,200	a,b	563,378
Shaw Group	54,400	b	663,136
Sourcecorp	16,500	b	276,870
Spherion	52,500	b	377,475
Standard Register	25,600		271,872
StarTek	14,700		406,455
Tetra Tech	56,456	b	741,832
Thomas Nelson	17,500		387,450
Viad	22,900		493,037
Volt Information Sciences	16,500	b	479,325
Waste Connections	47,950	b	1,511,384
Watson Wyatt & Company Holdings	35,000		929,250
			39,401,576
Technology−14.3%			
ANSYS	34,700	b	957,720
ATMI	28,700	b	670,145
Actel	23,500	b	356,495
Adaptec	110,300	b	860,340
Advanced Energy Industries	33,200	b	327,352
Aeroflex	72,700	b	806,970
Agilysys	36,500		623,785
Alliance Semiconductor	19,600	b	67,620
Analogic	13,400		570,103
Anixter International	37,400		1,445,135
Applied Signal Technology	12,300		372,567
Artesyn Technologies	40,200	b	389,940
Audiovox, Cl. A	22,300	b	321,120
Avid Technology	34,700	a,b	1,838,406
Axcelis Technologies	103,000	b	885,800
BEI Technologies	16,200		484,218
Bel Fuse, Cl. B	14,700		493,185

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Bell Microproducts	27,700 b	243,206
Benchmark Electronics	40,500 b	1,375,785
Black Box	19,100	750,248
Brooks Automation	41,100 b	611,568
Brooktrout Technology	12,300 b	113,529
C-COR.net	47,200 b	354,944
CTS	35,800	472,918
Captaris	31,500 b	144,900
Carreker	25,300 b	228,459
Catapult Communications	15,000 b	368,400
Checkpoint Systems	37,800 b	646,380
Cognex	45,200	1,157,120
Coherent	30,100 b	726,313
Cohu	21,600	338,688
Coinstar	22,500 b	581,175
Concord Communications	15,800 b	129,876
Cymer	36,400 b	1,038,128
DSP Group	29,500 b	584,985
Dendrite International	42,300 b	619,695
Digi International	23,500 b	321,715
Dionex	22,850 b	1,279,600
DuPont Photomasks	17,300 b	453,606
Electro Scientific Industries	31,400 b	532,544
EPIQ Systems	18,400 a,b	275,632
ESS Technology	44,000 b	287,760
Esterline Technologies	22,000 b	695,200
Exar	38,200 b	573,764
FEI	27,900 b	540,144
FLIR Systems	33,100 b	1,761,251
FileNet	40,000 b	1,113,200
Gerber Scientific	24,000 b	187,680
Global Imaging Systems	23,500 b	827,200
Harmonic	58,000 b	482,560
Helix Technology	26,700	374,868

Common Stocks (continued)	Shares		Value ($)
Technology (continued)			
Hutchinson Technology	26,500	b	890,665
Hyperion Solutions	39,375	b	1,580,119
Imagistics International	16,900	b	581,698
Input/Output	72,000	b	503,280
Inter-Tel	28,900		780,300
Internet Security Systems	48,200	b	1,048,832
InVision Technologies	19,400	b	895,892
Itron	19,000	b	397,860
JDA Software Group	26,000	b	291,980
j2 Global Communications	26,900	b	811,035
Keithley Instruments	17,500		306,075
Kopin	53,800	b	196,908
Kulicke & Soffa Industries	57,000	b	406,980
Littelfuse	23,200	b	756,784
MRO Software	25,500	b	277,950
Manhattan Associates	30,300	b	623,271
MapInfo	20,400	b	201,756
Meade Instruments	22,500	b	79,425
Mercury Computer Systems	21,500	b	542,983
Methode Electronics, Cl. A	39,400		529,142
Microsemi	59,700	b	927,738
NYFIX	31,500	b	150,570
Netegrity	37,500	b	399,375
Network Equipment Technologies	21,000	b	179,130
PC-Tel	22,600	b	174,246
Park Electrochemical	21,250		446,463
Pericom Semiconductor	21,500	b	193,393
Phoenix Technologies	25,000	b	152,450
Photon Dynamics	14,800	b	270,840
Photronics	37,100	b	651,105
Pinnacle Systems	59,050	b	275,173
Planar Systems	16,400	b	159,408
Power Integrations	28,300	b	605,620
Progress Software	36,900	b	732,834

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Radiant Systems	24,000 b	122,880
RadiSys	18,800 b	249,664
Rogers	16,200 b	695,304
Roper Industries	37,400	2,306,083
Roxio	23,000 a,b	140,070
Rudolph Technologies	13,900 b	209,612
SBS Technologies	16,100 b	214,613
SCM Microsystems	11,600 b	42,804
SPSS	17,800 b	240,478
ScanSource	12,700 b	786,511
Serena Software	42,600 b	755,724
Skyworks Solutions	155,800 b	1,385,062
Sonic Solutions	23,500 a,b	466,475
Standard Microsystems	25,100 b	552,702
Supertex	17,900 b	384,045
Symmetricom	40,450 b	343,421
Synaptics	25,000 b	791,000
THQ	40,350 b	762,615
Take-Two Interactive Software	43,600 b	1,437,056
Talx	14,500	411,075
Three-Five Systems	9,949 b	22,385
Tollgrade Communications	12,800 b	121,728
Trimble Navigation	51,000 b	1,463,190
Ultratech	21,000 b	357,420
Varian Semiconductor Equipment Associates	37,300 b	1,290,953
Veeco Instruments	28,400 b	554,936
Verity	37,300 b	481,916
ViaSat	24,500 b	462,805
Vicor	43,000	399,470
WebEx Communications	44,600 b	981,200
Websense	24,200 b	981,794
X-Rite	25,400	334,772
Zix	22,700 a,b	122,580
		68,557,565

Common Stocks (continued)	Shares	Value ($)
Utilities–1.6%		
ALLETE	30,000	1,019,400
Avista	49,800	885,444
Central Vermont Public Service	12,300	270,354
CH Energy Group	16,300	727,469
Cleco	47,500	865,450
Commonwealth Telephone Enterprises	21,000 b	958,230
El Paso Electric	47,400 b	789,210
General Communication, Cl. A	51,300 b	469,908
Green Mountain Power	5,700	147,630
UIL Holdings	14,600	739,928
UniSource Energy	34,700	853,273
		7,726,296
Total Common Stocks (cost $395,738,415)		**475,476,201**

Bonds and Notes–.1%	Principal Amount ($)	Value ($)
Metal Fabricating–.1%		

Mueller Industries
  Sub. Notes, 6%, 11/1/2014
  (cost $302,000)
	302,000	**298,640**

Short-Term Investments–.6%

Repurchase Agreement–.5%		

Greenwich Capital Markets, Tri-Party Repurchase
  Agreement, 1.77%, dated 10/29/2004,
  due 11/1/2004 in the amount of $2,500,369
  (fully collateralized by $2,430,000 of Federal
  Home Loan Mortgage Corp.,
  5%, 7/15/2014 value $2,550,566)
	2,500,000	**2,500,000**

U.S. Treasury Bills–.1%		
1.61%, 12/2/2004	160,000 c	159,763
1.65%, 12/9/2004	100,000 c	99,818
		259,581
Total Short-Term Investments (cost $2,759,604)		**2,759,581**

Investment of Cash Collateral for Securities Loaned—4.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $ 20,998,308)	20,998,308 d	**20,998,308**
Total Investments (cost $419,798,327)	**104.6%**	**499,532,730**
Liabilities, Less Cash and Receivables	**(4.6%)**	**(21,886,388)**
Net Assets	**100.0%**	**477,646,342**

a All or a portion of these securities are on loan. At October 31, 2004, the total market values of the fund's securities on loan is $19,902,369 and the total market value of the collateral held by the fund is $20,998,308.

b Non-income producing.

c Partially held by a broker in a segregated account as collateral for open financial futures positions.

d Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Producer Goods & Services	22.4	Energy	8.0
Interest Sensitive	16.2	Short-Term/	
Consumer Cyclical	16.0	Money Market Instruments	5.0
Technology	14.3	Other	4.1
Health Care	10.4	Futures Contracts	.0
Services	8.2		**104.6**

† Based on net assets.

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2004

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 10/31/2004 ($)
Financial Futures Long				
Russell 2000	6	1,753,500	December 2004	**29,375**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $19,902,369)–Note 1(b):		
Unaffiliated issuers	398,800,019	478,534,422
Affiliated issuers	20,998,308	20,998,308
Cash		1,754,354
Receivable for shares of Common Stock subscribed		592,718
Dividends and interest receivable		303,438
Receivable for investment securities sold		66,064
		502,249,304
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		197,018
Liability for securities on loan–Note 1(b)		20,998,308
Payable for investment securities purchased		3,130,221
Payable for shares of Common Stock redeemed		276,915
Payable for futures variation margin–Note 4		500
		24,602,962
Net Assets ($)		**477,646,342**
Composition of Net Assets ($):		
Paid-in capital		385,302,071
Accumulated undistributed investment income–net		2,095,125
Accumulated net realized gain (loss) on investments		10,485,368
Accumulated net unrealized appreciation (depreciation) on investments (including $29,375 net unrealized appreciation on financial futures)		79,763,778
Net Assets ($)		**477,646,342**
Shares Outstanding		
(200 million shares of $.001 par value Common Stock authorized)		25,257,804
Net Asset Value, offering and redemption price per share–Note 3(c) ($)		**18.91**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):

Income:

Cash dividends (net of $1,357 foreign taxes withheld at source)	4,141,238
Income on securities lending	121,606
Interest	25,454
Total Income	**4,288,298**
Expenses:	
Management fee–Note 3(a)	962,760
Shareholder servicing costs–Note 3(b)	962,760
Loan commitment fees–Note 2	2,830
Interest expense–Note 2	1,369
Total Expenses	**1,929,719**
Investment Income–Net	**2,358,579**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	13,707,693
Net realized gain (loss) on financial futures	(29,579)
Net Realized Gain (Loss)	**13,678,114**
Net unrealized appreciation (depreciation) on investments (including $17,675 net unrealized appreciation on financial futures)	39,677,338
Net Realized and Unrealized Gain (Loss) on Investments	**53,355,452**
Net Increase in Net Assets Resulting from Operations	**55,714,031**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended October 31, | |
	2004	2003
Operations ($):		
Investment income−net	2,358,579	869,423
Net realized gain (loss) on investments	13,678,114	(1,480,917)
Net unrealized appreciation (depreciation) on investments	39,677,338	61,004,529
Net Increase (Decrease) in Net Assets Resulting from Operations	**55,714,031**	**60,393,035**
Dividends to Shareholders from ($):		
Investment income−net	(899,274)	(595,185)
Net realized gain on investments	−	(385,518)
Total Dividends	**(899,274)**	**(980,703)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	262,829,833	122,541,246
Dividends reinvested	707,153	747,608
Cost of shares redeemed	(117,659,086)	(67,636,361)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**145,877,900**	**55,652,493**
Total Increase (Decrease) in Net Assets	**200,692,657**	**115,064,825**
Net Assets ($):		
Beginning of Period	276,953,685	161,888,860
End of Period	**477,646,342**	**276,953,685**
Undistributed investment income−net	2,095,125	650,357
Capital Share Transactions (Shares):		
Shares sold	14,861,346	8,819,812
Shares issued for dividends reinvested	42,651	58,682
Shares redeemed	(6,641,176)	(4,978,794)
Net Increase (Decrease) in Shares Outstanding	**8,262,821**	**3,899,700**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

		Year Ended October 31,			
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	16.30	12.36	12.98	15.49	13.03
Investment Operations:					
Investment income−net[a]	.11	.06	.04	.04	.03
Net realized and unrealized gain (loss) on investments	2.55	3.95	(.53)	(1.06)	3.06
Total from Investment Operations	2.66	4.01	(.49)	(1.02)	3.09
Distributions:					
Dividends from investment income−net	(.05)	(.04)	(.04)	(.03)	(.04)
Dividends from net realized gain on investments	−	(.03)	(.09)	(1.46)	(.59)
Total Distributions	(.05)	(.07)	(.13)	(1.49)	(.63)
Net asset value, end of period	18.91	16.30	12.36	12.98	15.49
Total Return (%)	16.35	32.63	(3.92)	(6.95)	24.64
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.50	.50	.50	.51	.51
Ratio of net investment income to average net assets	.67	.44	.30	.28	.21
Portfolio Turnover Rate	15.54	13.52	12.35	42.01	36.89
Net Assets, end of period ($ x 1,000)	477,646	276,954	161,889	83,182	59,628

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Smallcap Stock Index Fund (the "fund") is a separate non-diversified series of Dreyfus Index Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series including the fund. The fund's investment objective is to match the performance of the Standard & Poor's Small Cap 600 Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the leading transaction. Such income earned is included in interest income. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $4,456,461, undistributed realized gains $12,192,510 and unrealized appreciation $75,695,300.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003, were as follows: ordinary income $899,274 and $595,185 and long-term capital gain $0 and $385,518, respectively.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for real estate investment trusts, the fund decreased accumulated undistributed investment income-net by $14,937 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2004, was approximately $94,100 with a related weighted average annualized interest rate of 1.45%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .25 of 1% of the value of the fund's average daily net assets, and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all the expenses of the fund, except management fees, brokerage commissions, taxes, interest, commitment fees, Shareholder Services Plan fees, fees and expenses of non-interested Board members (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Board members (including counsel fees). Each Board member also serves as a Board member of other funds within the Dreyfus complex (collectively, the "Fund Group"). Each Board member receives an annual fee of $25,000, an attendance fee of $4,000 for each in-person meeting and $500 for telephone meetings. The chairman of the Board receives an additional 25% of such compensation (with the exception of reimburseable amounts). Subject to the Company's Emeritus Program Guidelines, Emeritus Board Members, if any, receive 50% of the annual retainer fee and per meeting fee paid at the time the Board member achieves emeritus status. Amounts required to be paid by the Company directly to the non-interested Board members, that were applied to offset a portion of the management fee payable to the Manager, were in fact paid directly by the Manager to the non-interested Board members. All Board fees are allocated among the funds in the Fund Group in proportion to each fund's relative net assets.

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services at the annual rate of .25 of 1% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, bank or other financial institution) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2004, the fund was charged an aggregate of $962,760 pursuant to the Shareholder Services Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities consist of: management fees $98,509 and shareholders services plan fees $98,509.

(c) A 1% redemption fee is charged and retained by the fund on shares redeemed within six months following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended October 31, 2004, redemption fees charged and retained by the fund amounted to $24,788.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended October 31, 2004, amounted to $207,335,310 and $59,717,656, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2004, are set forth in the Statement of Financial Futures.

At October 31, 2004, the cost of investments for federal income tax purposes was $423,837,430; accordingly, accumulated net unrealized appreciation on investments was $75,695,300, consisting of $104,679,045 gross unrealized appreciation and $28,983,745 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Dreyfus Smallcap Stock Index Fund

In our opinion, the accompanying statement of assets and liabilities, including the statements of investments and financial futures and the related statements of operations and of changes in net assets and financial highlights present fairly, in all material respects the financial position of Dreyfus Smallcap Stock Index Fund (the "Fund") (one of the Series constituting Dreyfus Index Funds, Inc.), at October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities owned at October 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
December 14, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 93.40% of the ordinary dividends paid during the fiscal year ended October 31, 2004 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2004, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $899,274 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

———————————

David P. Feldman (64)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Corporate Director & Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

———————————

Ehud Houminer (64)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University
• Principal of Lear, Yavitz and Associates, a management consulting firm (1996 to 2001)

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 30

Gloria Messinger (74)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

Other Board Memberships and Affiliations:
• Yale Law School Fund, Director
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director
• New York Women's Agenda Music Performance Trust Fund, Director

No. of Portfolios for which Board Member Serves: 19

———————————

T. John Szarkowski (78)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Consultant in Photography

Other Board Memberships and Affiliations:
• Photography Department at The Museum of Modern Art, Director Emeritus

No. of Portfolios for which Board Member Serves: 19

———————————

Anne Wexler (74)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 29

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Smallcap Stock
Index Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Boston Safe Deposit and
Trust Company
One Boston Place
Boston, MA 02109

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0077AR1004

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 Letter from the Chairman

3 Discussion of Fund Performance

6 Fund Performance

7 Understanding Your Fund's Expenses

7 Comparing Your Fund's Expenses
With Those of Other Funds

8 Statement of Investments

40 Statement of Financial Futures

41 Statement of Assets and Liabilities

42 Statement of Operations

43 Statement of Changes in Net Assets

44 Financial Highlights

45 Notes to Financial Statements

54 Report of Independent Registered
Public Accounting Firm

55 Important Tax Information

56 Board Members Information

58 Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus International Stock Index Fund, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Susan Ellison.

The global equity markets have remained within a relatively narrow trading range so far in 2004 due to uncertainties related to the potential impact of higher commodity prices, persistent geopolitical tension, a weaker U.S. dollar and the sustainability of China's tremendous economic expansion. Yet, these factors also have produced what we believe to be attractive valuations among individual stocks in both developed and developing markets, suggesting that improvements in global economic conditions could lead to higher stock prices.

Of course, the specific international investments that may be right for you depend on your current needs, future goals, tolerance for risk and the composition of your overall portfolio. As always, your financial advisor may be in the best position to recommend the specific investments that will satisfy your need for global diversification most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Susan Ellison, Portfolio Manager

How did Dreyfus International Stock Index Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2004, the fund produced a total return of 18.40%.[1] This compares with an 18.84% total return for the fund's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Free Index (the "MSCI EAFE Free Index" or the "Index"), during the same period.[2]

An improving global business climate powered by China's growing economy lifted stock prices throughout the world. International markets also were strongly influenced by rising oil prices. The fund's return slightly lagged that of the Index, primarily due to fund fees and expenses that are not reflected in the benchmark.

What is the fund's investment approach?

In managing this fund, our goal is to match the performance of the MSCI EAFE Free Index, a broadly diversified, international index composed of slightly more than 1,000 stocks that trade in 21 major markets outside the United States, including Great Britain, Germany, France, Japan, Hong Kong, Singapore, Australia and New Zealand.

Weighted by market capitalization (the total value of all shares outstanding in a country's stock market) and share liquidity (a measure of the proportion of a company's shares actually available to be bought or sold by the public), approximately 72% of the MSCI EAFE Free Index's total value is represented by its top five countries, which currently are Great Britain, Japan, France, Switzerland and Germany. The MSCI EAFE Free Index is diversified among industry groups, as those groups are represented in individual country markets.

The fund attempts to match the Index return before fees and expenses by aligning the portfolio composition with the composition of the MSCI EAFE Free Index. Beginning by country, the fund invests in proportion to each country's weighting in the Index. That means that if the British market comprises 25% of the Index, then approximately 25% of the fund's assets will be invested in Britain. In addition, the fund's industry allocation also matches that of the Index, in the proper proportion. For example, if a certain percentage of the market value in the Japanese sub-index is composed of financial services firms, that same approximate percentage of the investment in the Japanese markets will also be invested in that sector. The fund also invests in securities that represent the market as a whole, such as stock index futures, and manages its exposure to foreign currencies so that the fund's currency profile matches the currency makeup of the MSCI EAFE Free Index.

What other factors influenced the fund's performance?

Surging energy prices were among the primary influences on international stock markets for the reporting period. For example, Austria's stock market produced higher returns than any other nation in the Index, primarily due to strong results from Statoil, a supplier of crude oil and natural gas. However, companies that are heavily dependent on energy, such as airlines and technology, saw their stock prices fall when higher energy costs eroded their profit margins. In addition, major foreign currencies strengthened against the U.S. dollar, benefiting the fund's performance in U.S. dollar terms.

Although it is not represented in the Index, China played a major role in supporting the fund's performance, especially early in the reporting period. However, when the Chinese government announced efforts to slow its economy to avoid runaway inflation, markets that supply China with goods and services such as Japan began to languish. Basic materials stocks throughout the world also lost value as investors became concerned that China's aggressive consumption of steel and cement might moderate. Many of these stocks began to recover by the end of the reporting period, as investors refocused on China's longer-term potential. For example, shipping companies that serve China began to gain value as demand for transportation continued to exceed the supply of vessels.

Economic and market conditions in Europe also generally improved over the reporting period. However, the fund's returns from European stocks were constrained by its holdings of pharmaceutical companies that were hurt by rising competitive pressures and generally anemic new-product pipelines.

What is the fund's current strategy?

As an index fund, we do not actively select stocks based on their individual merits. Instead, we believe that attempting to match the Index's return is a cost-effective way for our shareholders to gain exposure to European and Asian markets for a portion of their over-all investment portfolios.

While high energy prices are not likely to retreat, in our judgment, these costs may be offset by greater global economic growth, which appears to have strengthened recently after hitting a soft patch during the summer of 2004. Although large-cap international stocks have outperformed their U.S. counterparts for some time, international equities generally remained more attractively valued than U.S. stocks as of the end of the reporting period.

November 15, 2004

---

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect that may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Free Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries. The index reflects actual investable opportunities for global investors for stocks that are free of foreign ownership limits or legal restrictions at the country level.*

FUND PERFORMANCE



Dreyfus International Stock Index Fund ————

Morgan Stanley Capital International
Europe, Australasia, Far East Free Index† ······

$11,775

$10,986

Dollars

Years Ended 10/31

Comparison of change in value of $10,000 investment in Dreyfus International Stock Index Fund
and the Morgan Stanley Capital International Europe, Australasia, Far East Free Index

---

Average Annual Total Returns *as of 10/31/04*

	Inception Date	1 Year	5 Years	From Inception
Fund	**6/30/97**	**18.40%**	**(2.00)%**	**1.29%**

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
The above graph compares a $10,000 investment made in Dreyfus International Stock Index Fund on 6/30/97 (inception date) to a $10,000 investment made in the Morgan Stanley Capital International Europe, Australasia, Far East Free Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested and reflects actual investable opportunities for global investors for stocks that are free of foreign ownership limits or legal restrictions at the security or country level. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus International Stock Index Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 3.10
Ending value (after expenses)	$1,054.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 3.05
Ending value (after expenses)	$1,022.12

† *Expenses are equal to the fund's annualized expense ratio of .60%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

Common Stocks−96.7%	Shares	Value ($)
Australia−5.0%		
AMP	26,552	126,336
AXA Asia Pacific	9,888	28,214
Alumina	15,641	64,257
Amcor	11,828	67,411
Ansell	2,300	15,393
Aristocrat Leisure	4,441	28,495
Australia & New Zealand Banking	25,772	392,708
Australian Gas Light	6,147	60,149
Australian Stock Exchange	1,400	19,356
BHP Billiton	53,426	552,706
BlueScope Steel	9,878	57,035
Boral	8,368	41,503
Brambles Industries	13,052	69,122
CFS Gandel Retail Trust (Units)	20,389	23,910
CSL	2,644	56,878
CSR	13,310	26,843
Centro Properties	10,679	38,607
Coca-Cola Amatil	6,681	36,729
Cochlear	761	14,097
Coles Myer	15,749	112,226
Commonwealth Bank of Australia	17,765	425,953
Commonwealth Property Office Fund	23,240	22,567
Computershare	5,800	22,615
DB PREEF Trust	35,966 a	34,656
Foster's	28,824	108,727
Futuris	7,437	11,110
General Property Trust (Units)	27,256	75,735
Harvey Norman	7,600	17,258
ING Industrial Fund (Units)	9,200	14,500
Iluka Resources	3,328	12,181
Insurance Australia	21,520	86,641
Investa Property	22,018	34,208
James Hardie Industries	6,600	31,058
John Fairfax	13,200	42,298
Leighton	1,803	15,057
Lend Lease	5,286	45,564

Common Stocks (continued)	Shares	Value ($)
Australia (continued)		
Lion Nathan	4,000	23,544
Macquarie Bank	2,921	86,379
Macquarie Goodman Industrial Trust	22,610	33,946
Macquarie Infrastructure	26,079	72,270
Mayne	9,055	29,760
Mirvac	10,961	37,089
National Australia Bank	21,441	452,754
Newcrest Mining	4,412	54,904
News Corporation	20,992	168,873
OneSteel	7,634	14,997
Orica	3,618	45,888
Origin Energy	10,044	50,641
Pacific Brands	7,100	16,440
PaperlinX	7,150	25,742
Patrick	6,571	27,290
Perpetual Trustees Australia	550	22,883
Publishing & Broadcasting	1,860	20,326
QBE Insurance	9,256	94,926
Rinker	12,790	82,924
Rio Tinto	4,457	121,847
Santos	8,800	54,557
Sonic Healthcare	3,424	25,959
Southcorp	9,724 [a]	26,148
Stockland	17,101	75,236
Suncorp-Metway	7,265	92,903
TABCORP	6,834	76,570
Telstra	29,129	101,609
Toll	3,318	29,294
Transurban	7,401	35,104
WMC Resources	15,600	78,654
Wesfarmers	5,382	139,698
Westfield	20,369 [a]	228,219
Westpac Banking	25,082	353,717
Woodside Petroleum	6,327	92,014
Woolworths	14,608	145,995
		5,871,203

Common Stocks (continued)	Shares	Value ($)
Austria−.3%		
Bank Austria Creditanstalt	550	40,585
Boehler-Uddeholm	100	9,540
Erste Bank der oesterreichischen Sparkassen	1,619	71,854
Flughafen Wien	140	9,179
Immofinanz Immobilien Anlagen	3,149 a	27,078
Mayr-Melnhof Karton	60	8,438
OMV	181	43,341
Oesterreichische Elektrizitaetswirtschafts, Cl. A	87	17,001
RHI	200 a	4,669
Telekom Austria	3,696	56,089
VA Technologie	150 a	9,348
voestalpine	380	22,061
Wienerberger	910	36,000
		355,183
Belgium−1.3%		
Agfa Gevaert	1,410	44,302
Barco	180	15,341
Bekaert	240	15,570
Belgacom	2,096	76,787
Cofinimmo	70	10,133
Colruyt	250	36,126
Colruyt (Rights)	250 a	366
Compagnie Maritime Belge	50	10,520
Delhaize	938	60,256
Dexia	8,919	178,123
Electrabel	392	146,103
Fortis	17,723	448,862
Groupe Bruxelles Lambert	933	70,022
InBev	2,329	82,508
KBC Bankverzekeringsholding	1,559	113,931
Mobistar	400 a	29,919
Omega Pharma	300	16,371
S.A. D'leteren	35	6,322
Solvay	859	86,323
UCB	1,180	62,172
Umicore	360	27,728
		1,537,785

Common Stocks (continued)	Shares	Value ($)
Denmark−.8%		
A P Moller-Maersk	16	117,782
Bang & Olufsen, Cl. B	150	8,885
Carlsberg, Cl. B	500	23,154
Coloplast, Cl. B	200	19,790
DSV	300	17,025
Danisco	780	43,131
Danske Bank	6,602	183,945
East Asiatic	300	12,994
FLS Industries, Cl. B	500 a	6,848
GN Store Nord	3,350	33,837
H. Lundbeck	1,100	19,773
ISS	632	33,540
Kobenhavns Lufthavne	75	12,544
NKT	200	4,691
Novo Nordisk, Cl. B	3,650	180,897
Novozymes, Cl. B	825	36,580
TDC	2,493	91,973
Topdanmark	300 a	21,083
Vestas Wind Systems	2,400 a	29,685
William Demant	400 a	17,496
		915,653
Finland−1.4%		
Amer	380	18,223
Elisa	2,050 a	29,728
Fortum	4,584	69,973
KCI Konecranes	200	7,945
Kesko, Cl. B	840	18,753
Kone, Cl. B	535	34,232
Metso	1,410	19,801
Nokia	66,302	1,019,664
Nokian Renkaat	150	16,207
Orion, Cl. B	1,000	14,273
Outokumpu	1,440 b	24,747
Pohjola, Cl. D	860	8,992
Rautaruukki	1,100	11,376
Sampo, Cl. A	4,451	52,882
Stora Enso, Cl. R	8,935	127,183
TietoEnator	1,203	33,666

Common Stocks (continued)	Shares	Value ($)
Finland (continued)		
UPM-Kymmene	7,484	147,560
Uponor	500	17,491
Wartsila, Cl. B	500	13,547
		1,686,243
France—8.9%		
Accor	2,569	106,337
Air France-KLM	1,800	31,254
Alcatel	17,400 a	253,652
Alstom	66,048 a	44,529
Atos Origin	615 a	38,341
Autoroutes du Sud de la France	927	42,675
Axa	20,149	432,387
BNP Paribas	11,328	768,762
Bouygues	3,177	124,795
Business Objects	950 a	24,169
CNP Assurances	495	33,593
Cap Gemini	1,807 a	45,351
Carrefour	8,152	355,994
Casino Guichard-Perrachon	483	33,270
Compagnie de Saint-Gobain	4,375	239,583
Compagnie Generale des Etablissements Michelin, Cl. B	2,055	111,490
Credit Agricole	9,445	275,973
Dassault Systemes	800	40,482
Essilor International	1,322	89,464
European Aeronautic Defence and Space	3,307	94,019
France Telecom	15,789 a	450,694
Gecina	370	31,911
Groupe Danone	3,427	285,971
Hermes International	145	27,888
Imerys	444	31,120
Klepierre	340	25,863
L'Air Liquide	1,552	249,936
L'Oreal	4,332	294,537
LVMH Moet Hennessy Louis Vuitton	3,491	238,467
Lafarge	2,384	216,980
Lagardere S.C.A.	1,806	116,015

Common Stocks (continued)	Shares	Value ($)
France (continued)		
PSA Peugeot Citroen	2,433	149,081
Pernod-Ricard	717	98,958
Pinault-Printemps-Redoute	912	85,674
Publicis	1,705	50,708
Renault	2,641	220,382
Sagem	256	23,235
Sanofi-Aventis	12,954	944,197
Schneider Electric	3,141	207,367
Societe BIC	450	20,802
Societe Generale	4,677	432,520
Societe Television Francaise 1	1,588	47,652
Sodexho Alliance	1,267	31,928
Suez	11,447	266,760
Technip	273	42,679
Thales	1,028	36,967
Thomson	3,221	72,686
Total	8,341	1,729,458
Unibail	577	75,599
Valeo	983	36,200
Veolia Environnement	3,772	113,957
Vinci	1,043	123,852
Vivendi Universal	14,481 [a]	394,384
Zodiac	560	21,613
		10,382,161
Germany—6.3%		
Adidas-Salomon	617	85,942
Allianz	4,377	464,351
Altana	944	47,792
BASF	7,475	465,920
Bayer	9,364	264,554
Bayerische Hypo-und Vereinsbank	8,935 [a]	174,237
Beiersdorf	237	22,369
Celesio	482	34,844
Commerzbank	6,422 [a]	117,063
Continental	1,653	89,995
DaimlerChrysler	12,239	504,112

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
Deutsche Bank	7,443	564,190
Deutsche Boerse	1,436	71,514
Deutsche Lufthansa	3,050 a	40,117
Deutsche Post	6,373	124,277
Deutsche Telekom	35,846 a	685,337
Douglas	440	13,517
E.ON	8,862	721,466
Epcos	690 a	10,436
Fresenius Medical Care	466	35,478
HeidelbergCement	893	43,825
Hypo Real Estate	1,758 a	65,567
Infineon Technologies	8,615 a	93,587
KarstadtQuelle	380	4,297
Linde	1,127	67,881
MAN	1,533	53,080
MLP	1,065	17,788
Merck	660	36,688
Metro	1,976	93,882
Muenchener Rueckversicherungs-Gesellschaft	2,617	255,264
Puma	219	54,674
QIAGEN	1,800 a	18,844
RWE	5,590	295,096
SAP	2,915	495,133
Schering	2,357	150,811
Siemens	11,405	850,153
Suedzucker	700	13,259
TUI	1,795	37,310
ThyssenKrupp	4,180	78,162
Volkswagen	3,206	142,329
		7,405,141
Greece−.5%		
Alpha Bank	2,699	76,562
Coca-Cola Hellenic Bottling	1,178	26,104
Cosmote Mobile Telecommunications	1,800	32,330
EFG Eurobank Ergasias	2,510	68,008
Emporiki Bank of Greece	750	19,462

Common Stocks (continued)	Shares	Value ($)
Greece (continued)		
Folli-Follie	200	6,106
Germanos	370	9,827
Hellenic Duty Free Shops	300	4,595
Hellenic Petroleum	1,600	15,346
Hellenic Technodomiki Tev	1,080	3,819
Hellenic Telecommunications Organization	3,290	50,807
Hyatt Regency Hotels and Tourism	600	6,640
Intracom	1,100	4,506
National Bank of Greece	3,370	93,452
OPAP	2,300	46,694
Piraeus Bank	2,400	31,750
Public Power	1,500	37,169
Technical Olympic	1,000	4,732
Titan Cement	800	20,984
Viohalco, Hellenic Copper and Aluminum Industry	1,550	12,027
		570,920
Hong Kong—1.6%		
ASM Pacific Technology	2,500	8,078
BOC Hong Kong	50,000	91,220
Bank of East Asia	17,391	49,826
CLP	24,788	142,357
Cathay Pacific Airways	14,000	24,282
Cheung Kong	21,000	174,024
Cheung Kong Infrastructure	6,000	16,073
Esprit	11,000	58,792
Giordano International	20,000	11,049
Hang Lung Properties	18,000	26,711
Hang Seng Bank	10,900	145,643
Henderson Land Development	11,000	51,160
Hong Kong & China Gas	49,772	95,920
Hong Kong Electric	18,500	82,952
Hongkong Exchanges & Clearing	16,000	36,385
Hopewell	10,000	21,520
Hopewell Highway Infrastructure (Warrants)	800 [a]	129
Hutchison Whampoa	30,800	237,428
Hysan Development	9,000	14,916

Common Stocks (continued)	Shares	Value ($)
Hong Kong (continued)		
Johnson Electric	19,900	19,815
Kerry Properties	7,000	13,490
Kingboard Chemical	6,600	13,822
Kingboard Chemical (Warrants)	600 a	278
Li & Fung	24,000	35,614
MTR	19,500	29,187
New World Development	31,191	27,250
Orient Overseas International	3,000	10,889
PCCW	49,207	29,872
SCMP	11,759	4,721
Shangri-La Asia	14,000	16,098
Sino Land	14,664	12,529
SmarTone Telecommunications	4,000	4,266
Sun Hung Kai Properties	18,699	172,974
Swire Pacific, Cl. A	13,500	95,829
Techtronic Industries	12,000	23,897
Television Broadcasts	4,000	17,113
Texwinca	8,000	7,246
Wharf	18,171	59,999
Yue Yuen Industrial	6,800	17,080
		1,900,434
Ireland−.9%		
Allied Irish Bank	12,243	212,581
Bank of Ireland	13,781	188,449
CRH	7,561	179,856
DCC	1,145	23,158
Depfa Bank	4,768	72,782
Eircom	6,800 a	14,186
Elan	5,525 a	141,967
Fyffes	4,100	9,648
Grafton	3,100 a	27,801
Greencore	2,474	9,096
Independent News & Media	8,990	26,073
Irish Life & Permanent	3,629	60,935
Kerry, Cl. A	1,733	38,799
Kingspan	1,760	13,769

Common Stocks (continued)	Shares	Value ($)
Ireland (continued)		
Ryanair	2,000 [a]	10,405
Waterford Wedgwood (Units)	21,509 [a]	2,462
		1,031,967
Italy—4.0%		
Alleanza Assicurazioni	6,291	74,023
Assicurazioni Generali	13,613	402,953
Autogrill	1,808 [a]	26,540
Autostrade	3,478	75,875
Banca Antonveneta	3,111 [a]	65,178
Banca Fideuram	4,720	23,716
Banca Intesa	46,430	189,587
Banca Intesa (RNC)	14,212	47,727
Banca Monte dei Paschi di Siena	14,742	43,881
Banca Nazionale del Lavoro	16,035 [a,b]	37,021
Banca Popolare di Milano	5,450	38,199
Banche Popolari Unite Scrl	4,557	80,806
Banco Popolare di Verona e Novara Scri	5,016	88,690
Benetton	730	8,404
Bulgari	1,900	19,601
Capitalia	19,386	74,227
Edison	11,700 [a,b]	23,143
Enel	48,689	439,118
Eni	37,006	837,908
Fiat	6,986 [a]	50,653
FinecoGroup	2,228 [a]	16,013
Finmeccanica	88,330	70,000
Gruppo Editoriale L'Espresso	2,400	12,822
Italcementi	1,065	16,311
Luxottica	1,930	35,525
Mediaset	8,006	91,045
Mediobanca	6,326	87,390
Mediolanum	4,030	25,222
Mondadori (Arnoldo) Editore	1,650	16,350
Pirelli & C.	28,626	31,753
Riunione Adriatica di Sicurta	4,086	86,072
SanPaolo IMI	13,448	170,039

Common Stocks (continued)	Shares	Value ($)
Italy (continued)		
Seat Pagine Gialle	57,670	19,477
Snam Rete Gas	11,836	59,923
Telecom Italia	117,316	389,495
Telecom Italia (RNC)	82,666	205,053
Telecom Italia Media	19,085 a,b	6,992
Telecom Italia Mobile	54,027	317,510
Terna	14,984	36,405
Tiscali	2,550 a	10,380
UniCredito Italiano	62,714	335,854
		4,686,881
Japan−21.7%		
ACOM	970	60,745
ADERANS	600	12,402
ADVANTEST	1,000	69,781
AEON	8,800	140,548
AEON CREDIT SERVICE	320	20,944
AIFUL	650	64,761
AISIN SEIKI	2,400	53,677
ALL NIPPON AIRWAYS	7,000	21,819
ALPS ELECTRIC	2,000	24,051
AMADA	4,000	21,245
ANRITSU	1,000	7,138
AOYAMA TRADING	800	17,403
ARIAKE JAPAN	320	8,091
ASAHI BREWERIES	5,600	57,587
ASAHI KASEI	16,900	71,935
ASATSU-DK	500	14,173
AUTOBACS SEVEN	400	10,735
Ajinomoto	8,800	97,290
Alfresa	300	10,877
Amano	1,000	8,268
Asahi Glass	10,800	99,060
BANDAI	1,100	24,032
BANK OF FUKUOKA	8,000	45,428
BELLSYSTEM24	40	10,283
BRIDGESTONE	9,400	169,960
Bank of Yokohama	15,000	89,557

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Benesse	900	25,002
CANON	12,000	591,016
CAPCOM	600	5,040
CASIO COMPUTER	3,000	35,568
CHUGAI PHARMACEUTICAL	4,028	62,967
COCA-COLA WEST JAPAN	600	14,521
COMSYS	2,000	15,124
CSK	1,000	40,399
Central Glass	3,000	20,171
Central Japan Railway	14	113,118
Chiba Bank	10,000	64,130
Chubu Electric Power	9,500	206,211
Circle K Sunkus	600	14,380
Citizen Watch	4,000	37,518
Credit Saison	2,000	63,848
DAI NIPPON PRINTING	8,800	120,245
DAICEL CHEMICAL INDUSTRIES	4,000	18,872
DAIDO STEEL	200	503
DAIICHI PHARMACEUTICAL	3,300	64,173
DAIKIN INDUSTIES	3,000	72,888
DAINIPPON INK & CHEMICALS	9,000	20,256
DAINIPPON SCREEN MANUFACTURING	2,000 [b]	10,321
DAITO TRUST CONSTRUCTION	1,300	54,845
DENSO	7,600	181,787
DENTSU	21	56,164
DOWA MINING	4,000	24,108
Daimaru	3,000	22,262
Daiwa House Industry	7,400	75,540
Daiwa Securities	17,000	104,059
EBARA	4,000 [b]	18,458
East Japan Railway	48	251,775
Eisai	3,600	103,400
Electric Power Development	1,900	49,562
FANUC	2,000	120,539
FAST RETAILING	800	50,777
FUJI ELECTRIC	7,000	17,930
FUJI SOFT ABC	400	12,657

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
FUJISAWA PHARMACEUTICAL	3,800	99,124
FUJITSU	23,800	141,424
FamilyMart	900	24,112
Fuji Photo Film	6,200	211,357
Fuji Television Network	6	13,504
Fujikura	5,000	21,942
Furukawa Electric	8,000 [a]	33,449
GUNZE	3,000	13,730
Goodwill Group	5	9,747
Gunma Bank	5,000	25,426
HANKYU DEPARTMENT STORES	2,000	13,937
HINO MOTORS	3,000	19,945
HIROSE ELECTRIC	400	39,589
HONDA MOTORS	11,060	533,263
HOUSE FOODS	1,020	13,947
HOYA	1,500	153,687
Hitachi	45,900	288,307
Hitachi Cable	3,000	11,724
Hitachi Capital	700	11,411
Hitachi Chemical	1,600	25,223
Hitachi Construction Machinery	1,000	12,186
Hitachi Software Engineering	400	7,816
Hokkaido Electric Power	2,400	44,411
Hokuhoku Financial Group	14,000	31,773
ISHIHARA SANGYO KAISHA	4,000	8,362
ITO EN	400	18,043
ITO YOKADO	4,800	171,768
ITOCHU	18,500	79,443
ITOCHU TECHNO-SCIENCE	500	20,153
Isetan	2,600	26,443
Ishikawajima-Harima Heavy Industries	17,000 [a]	22,253
JAFCO	300	15,397
JAPAN TOBACCO	13	113,975
JFE Holdings	7,560	202,545
JGC	3,000	31,726
JS	3,424	60,812
JSR	2,600	47,206

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Japan Airlines	9,600	26,217
Japan Real Estate Investment	3	23,957
Japan Retail Fund Investment	2	15,953
Joyo Bank	10,462	46,502
KABUSHIKI KAISHA	5,600	16,981
KAJIMA	12,800	48,215
KAKEN PHARMACEUTICAL	1,000	5,839
KANDENKO	105	534
KANEBO	600 a,b	6,368
KANEKA	4,000	41,624
KANSAI PAINT	3,000	17,205
KATOKICHI	600	11,261
KEIO ELECTRIC	8,000	42,264
KEYENCE	440	98,947
KIKKOMAN	2,000	17,553
KINDEN	2,000	13,542
KIRIN BREWERY	10,000	89,651
KOKUYO	1,000	10,641
KOMATSU	13,600	90,803
KOMORI	1,000	13,758
KONAMI	1,200	27,008
KONICA MINOLTA	6,500	86,552
KOYO SEIKO	1,000	11,263
KUBOTA	14,000	63,678
KYOCERA	2,300	166,560
KYOWA HAKKO KOGYO	5,000	34,937
Kamigumi	3,400	24,078
Kansai Electric Power	10,299	192,809
Kao	7,000	161,173
Kawasaki Heavy Industries	17,000 b	26,895
Kawasaki Kisen Kaisha	7,000	46,605
Keihin Electric Express Railway	5,000	28,816
Kintetsu	22,354	70,942
Kobe Steel	32,000	44,599
Kuraray	5,500	42,885
Kurita Water Industries	1,400	20,620
Kyushu Electric Power	5,500	108,767

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
LAWSON	900	30,003
LEOPALACE21	1,800	32,817
MABUCHI MOTOR	400	29,645
MAEDA ROAD CONSTRUCTION	200	1,431
MARUHA	400	866
MARUI	4,200	52,564
MEDICEO	1,200	11,391
MEITEC	500	18,787
MINEBEA	5,000	21,188
MITSUBISHI GAS CHEMICAL	5,000	21,377
MITSUBISHI MATERIALS	14,000	28,082
MITUSI & CO.	18,400	154,387
MITSUMI ELECTRIC	900	10,103
MURATA MANUFACTURING	3,200	152,180
Makita	2,000	27,498
Marubeni	17,000	44,505
Matsumotokiyoshi	500	12,548
Matsushita Electric Industrial	31,195	451,518
Matsushita Electric Works	4,000	32,922
Meiji Dairies	3,000	17,064
Meiji Seika Kaisha	4,000	16,423
Millea	21	276,862
Mitsubishi	16,000	176,438
Mitsubishi Chemical	22,200	64,181
Mitsubishi Electric	25,000	116,772
Mitsubishi Estate	14,000	147,528
Mitsubishi Heavy Industries	38,700	108,603
Mitsubishi Logistics	2,000	17,798
Mitsubishi Rayon	7,000	22,281
Mitsubishi Tokyo Financial	64	542,424
Mitsui Chemicals	9,000	43,902
Mitsui Engineering & Shipbuilding	9,000 [b]	15,256
Mitsui Fudosan	10,000	105,942
Mitsui Mining & Smelting	8,000	31,566
Mitsui O.S.K. Lines	12,000	70,967
Mitsui Sumitomo Insurance	18,230	149,356
Mitsui Trust	7,380	50,664

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Mitsukoshi	5,000	22,130
Mizuho Financial	110	423,675
NAMCO	1,000	11,658
NEC	22,800	126,249
NEC Electronics	500	24,390
NGK INSULATORS	4,000	32,244
NGK SPARK PLUG	2,000	19,625
NICHII GAKKAN	320	8,619
NICHIREI	4,000	13,749
NIDEC	600	64,865
NIKON	3,600 [b]	35,291
NIPPON MEAT PACKERS	2,000	24,899
NIPPON MINING	11,300	53,632
NIPPON KAYAKU	2,000	10,434
NIPPON SHOKUBAI	2,000	14,465
NIPPON STEEL	87,100	203,417
NIPPON TELEGRAPH & TELEPHONE	74	313,589
NISSAN MOTOR	35,400	398,371
NISSHINBO INDUSTRIES	2,000	13,203
NITTO DENKO	2,400	113,683
NOK	1,400	42,452
NSK	7,000	30,059
NTN	6,000	31,472
NTT Data	17	46,586
NTT DoCoMo	285	501,883
Net One Systems	7	26,632
Nikko Cordial	21,000	93,738
Nintendo	1,450	163,311
Nippon Building Fund	4	33,600
Nippon Express	12,000	57,746
Nippon Light Metal	5,400	13,069
Nippon Oil	17,800	112,811
Nippon Paper	13	57,661
Nippon Sheet Glass	5,000	16,810
Nippon Yusen Kabushiki Kaisha	12,800	64,247
Nishimatsu Construction	3,000	9,323
Nissan Chemical Industries	2,000	16,216

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Nisshin Seifun	2,000	19,945
Nisshin Steel	12,000	26,217
Nissin Food Products	1,200	29,212
Nitori	250	13,537
Nomura	26,000	318,297
Nomura Research Institute	300	26,161
OBAYASHI	9,000	48,310
OBIC	100	18,731
OJI PAPER	11,000	62,671
OKUMARA	3,000	14,436
OLYMPUS	3,000	58,056
OMRON	2,900	65,679
ONWARD KASHIYAMA	2,000	25,991
ORACLE CORPORATION JAPAN	500	25,049
ORIENTAL LAND	700	41,661
ORIX	1,140	133,442
OSAKA GAS	27,000	78,058
Odakyu Electric Railway	9,000	47,886
Oki Electric Industry	8,000 [a]	27,347
PIONEER	2,200	39,757
Promise	1,300	82,513
Q.P.	1,500	12,784
RICOH	10,000	186,458
RINNAI	500	13,584
ROHM	1,500	153,687
RYOHIN KEIKAKU	400	17,855
Rakuten	7 [b]	52,406
Resona	62,000 [a]	102,175
SAIZERIYA	400	6,829
SANDEN	2,000	13,033
SANKYO	700	27,950
SANKYO COMPANY	5,400	111,875
SANYO ELECTRIC	22,000	70,233
SAPPORO	4,000 [b]	15,934
SECOM	3,000	108,767
SEGA SAMMY	992	45,961
SEVEN ELEVEN JAPAN	5,300	153,225

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
SHIMACHU	700	16,249
SHIMAMURA	300	21,951
SHIMANO	1,000	24,532
SHIMIZU	8,000	33,902
SHIZUOKA BANK	8,400	69,927
SHOWA SHELL SEKIYU	2,100	18,787
SKYLARK	1,000	16,536
SMC	800	85,507
SOFTBANK	3,300	149,167
SONY	13,180	457,992
SUMITOMO	13,000	96,591
SUMITOMO CHEMICAL	18,000	87,127
SUMITOMO HEAVY INDUSTRIES	7,000 [a]	20,303
SUZUKEN	720	15,290
Sanken Electric	1,000	11,658
Sanwa Shutter	2,200	11,229
Seiko Epson	1,300	53,621
Seino Transportation	2,000	18,081
Sekisui Chemical	6,000	38,083
Sekisui House	7,000	72,116
77 Bank	4,000	23,769
Sharp	13,000	179,226
Shin-Etsu Chemical	5,100	193,549
Shinsei Bank	8,000	51,982
Shionogi & Co.	4,000	61,964
Shiseido	5,000	65,119
Showa Denko	14,000	33,751
Snow Brand Milk Products	1,750 [a,b]	5,142
Sojitz	2,600 [a]	11,630
Sompo Japan Insurance	11,000	95,715
Stanley Electric	2,200	33,873
Sumitomo Bakelite	2,000	11,753
Sumitomo Electric Industries	9,800	92,749
Sumitomo Metal Industries	49,000	59,064
Sumitomo Metal Mining	7,000	47,133
Sumitomo Mitsui Financial	58	376,325
Sumitomo Osaka Cement	5,000	10,971

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Sumitomo Realty & Development	5,000	54,855
Sumitomo Trust & Banking	16,000	93,116
Suruga Bank	3,000	23,025
T&D	2,450	107,976
TAIHEIYO CEMENT	12,000	27,121
TAISEI	11,000	39,260
TAISHO PHARMACEUTICAL	2,000	36,049
TAIYO NIPPON SANSO	3,000	14,917
TAKARA	2,000 [b]	12,920
TAKEFUJI	890	56,154
TAKUMA	1,000	7,345
TDK	1,700	117,827
TEIJIN	12,000	46,558
TEIKOKU OIL	3,000	16,442
TERUMO	2,500	62,153
THK	1,500	26,019
TIS	500	16,857
TOBU RAILWAY	10,000	35,502
TODA	3,000	11,866
TOHO	1,900	27,322
TOKYO BROADCASTING SYSTEM	500	7,995
TOKYO GAS	36,000	133,911
TOKYO STYLE	1,000	10,886
TOKYU	14,820	66,989
TOKYU LAND	5,000	14,973
TOPPAN PRINTING	8,000	77,145
TORAY INDUSTRIES	16,000	74,583
TOSHIBA	41,000	164,865
TOSOH	7,000	29,598
TOTO	4,000	35,785
TOYO SEIKAN KAISHA	2,000	31,095
TOYO SUISAN KAISHA	1,000	11,687
TOYOBO	8,200	18,378
TOYODA GOSEI	800	15,218
TOYOTA INDUSTRIES	2,600	58,885
Taiyo Yuden	1,100	11,457
Takashimaya	4,000	34,203

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Takeda Pharmaceutical	12,600	607,515
Tohoku Electric Power	5,800	98,806
Tokyo Electric Power	16,372	370,024
Tokyo Electron	2,500	135,371
TonenGeneral Sekiyu	4,000	34,806
Toyota Motor	41,014	1,595,139
Trend Micro	1,500	71,758
UFJ	54 a	250,193
UNI-CHARM	600	30,285
UNIDEN	1,000	21,612
UNY	2,000	19,983
USHIO	2,000	34,580
USS	350	28,247
Ube Industries	10,600	15,572
WACOAL	1,000	11,301
WORLD	500	14,596
West Japan Railway	23	91,619
YAKULT HONSHA	2,000	31,585
YAMADA DENKI	1,100	38,949
YAMAHA	2,400	36,591
YAMATO TRANSPORT	5,400	72,668
YAMAZAKI BAKING	2,000	17,610
YOKOGAWA ELECTRIC	2,900	37,742
Yahoo Japan	28 a,b	126,302
Yamaha Motor	2,400	36,455
Yamanouchi Pharamaceutical	4,400	161,183
ZEON	2,000	15,745
		25,365,979
Luxembourg−.1%		
Arcelor	6,866	127,865
Oriflame Cosmetics	280	5,668
		133,533
Netherlands−4.6%		
ABN AMRO	22,191	529,276
ASML	6,545 a	92,997
Aegon	19,437	212,139
Akzo Nobel	3,886	145,775

Common Stocks (continued)	Shares	Value ($)
Netherlands (continued)		
Corio	576	28,700
DSM	1,018	55,242
Euronext	1,420	41,003
Getronics	7,200 [a]	14,837
Hagemeyer	6,642 [a]	12,082
Heineken	3,511	110,046
IHC Caland	432	24,668
ING Groep	25,554	674,499
Koninklijke Ahold	22,189 [a]	153,547
Koninklijke (Royal) KPN	28,408	226,575
Koninklijke (Royal) Philips Electronics	18,716	441,633
Oce	1,200	16,623
Randstad	660	22,173
Reed Elsevier	10,046	131,624
Rodamco Europe	598	40,544
Royal Dutch Petroleum	29,595	1,603,357
Royal Numico	2,019 [a]	67,854
STMicroelectronics	8,404 [a]	154,475
TPG	4,238	102,105
Unilever	8,127	471,410
VNU	3,221	87,723
Vedior	2,320	33,997
Wereldhave	310	27,603
Wolters Kluwer	3,743	68,039
		5,590,546
New Zealand−.2%		
Auckland International Airport	3,347	16,440
Carter Holt Harvey	8,850	13,017
Contact Energy	4,100	16,745
Fisher & Paykel Appliances	3,468	9,490
Fisher & Paykel Healthcare	6,500	12,895
Fletcher Building	5,822	21,706
Independent Newspapers	1,500	5,192
NGC	3,200	6,742
Sky City Entertainment	5,800	17,776
Sky Network Television	1,300 [a]	4,954
Telecom Corporation of New Zealand	27,752	109,544

Common Stocks (continued)	Shares	Value ($)
New Zealand (continued)		
Tenon	1,240 a	1,866
Tower	5,000 a	8,107
Warehouse	2,700	7,536
Waste Management	1,400	5,143
		257,153
Norway−.6%		
DNB NOR	8,934	75,477
Frontline	600	29,475
Norsk Hydro	2,075	152,252
Norske Skogindustrier	1,680	30,489
Orkla	2,602	73,885
Petroleum Geo-Services	270 a	12,398
Schibsted	700	15,223
Ship Finance	60	1,206
Smedvig, Cl. A	400	4,975
Statoil	7,840	113,150
Storebrand	3,350	25,419
Tandberg	2,000	18,774
Telenor	11,003	87,362
Tomra Systems	2,550	11,210
Yara International	2,974 a	31,755
		683,050
Portugal−.4%		
Banco BPI	5,214	20,229
Banco Comercial Portugues	24,079	56,665
Banco Espirito Santo	1,444	24,632
Brisa-Auto Estradas de Portugal	5,100	41,585
CIMPOR-Cimentos de Portugal	2,845	15,164
EDP	27,180	80,212
Jeronimo Martins	525 a	6,164
PT Multimedia	780	18,137
Portugal Telecom	11,665	131,024
Sonae	13,560	16,559
		410,371
Singapore−.8%		
Allgreen Properties	6,000	3,711
Ascendas Real Estate Investment Trust	7,000	6,558

Common Stocks (continued)	Shares	Value ($)
Singapore (continued)		
Capitaland	14,000	15,553
CapitaMall Trust	8,000	8,119
Chartered Semiconductor Manufacturing	14,000 a	8,491
City Developments	7,000	26,482
ComfortDelGro	23,700	20,352
Creative Technology	750	8,467
DBS	16,059	150,440
Datacraft Asia	3,000 a	2,370
Fraser & Neave	2,430	19,992
Haw Par	1,658	4,938
Jardine Cycle & Carriage	1,422	6,831
Keppel	8,500	40,835
Keppel Land	5,000	5,435
Neptune Orient Lines	8,000	14,268
Oversea-Chinese Banking	15,143	125,491
Overseas Union Enterprise	1,000	4,384
Parkway	7,000	6,011
SMRT	8,000	3,435
STATS ChipPAC	15,000 a	8,963
SembCorp Industries	13,037	11,978
SembCorp Logistics	4,000	5,549
SembCorp Marine	7,000	4,414
Singapore Airlines	8,000	51,404
Singapore Exchange	9,000	9,512
Singapore Land	2,000	5,357
Singapore Post	18,000	8,701
Singapore Press	21,075	59,482
Singapore Technologies Engineering	20,000	25,101
Singapore Telecommunications	78,265	113,737
United Overseas Bank	17,112	138,725
United Overseas Land	5,000	6,756
Venture	3,000	28,464
Wing Tai	6,000	3,279
		963,585
Spain—3.7%		
ACS	3,573	69,039
Abertis Infraestructuras (Rights)	3,724	69,493

Common Stocks (continued)	Shares	Value ($)
Spain (continued)		
Acciona	400	28,138
Acerinox	2,680	37,125
Altadis	3,945	144,375
Amadeus Global Travel Distribution	4,313	35,277
Antena 3 de Television	288 a	18,446
Banco Bilbao Vizcaya Argentaria	45,840	717,222
Banco Popular Espanol	2,278	128,891
Banco Santander Central Hispano	60,977	678,701
Corporacion Mapfre	1,385	17,442
Endesa	13,573	274,695
Fomento de Construcciones y Contratas	631	23,984
Gamesa	1,542	21,204
Gas Natural SDG	2,107	57,142
Grupo Ferrovial	900	39,738
Iberdrola	10,922	238,410
Iberia Lineas Aereas de Espana	6,314	17,830
Indra Sistemas	2,010	29,710
Industria de Diseno Textil	2,949	74,725
Metrovacesa	525	22,800
NH Hoteles	1,165	13,901
Promotora de Informaciones	1,230	23,172
Repsol-YPF	13,039	281,800
Sacyr Vallehermoso	1,506	23,065
Sociedad General de Aguas de Barcelona	839	14,803
Sogecable	538 a,b	21,215
Telefonica	63,405	1,043,667
Telefonica Publicidad e Informacion	2,277	16,713
Union Fenosa	2,879	69,948
Zeltia	2,069 b	14,475
		4,267,146
Sweden−2.4%		
AB SKF, Cl. B	1,255	48,519
Alfa Laval	1,200	16,786
Assa Abloy, Cl. B	3,959	53,292
Atlas Copco, Cl. A	1,508	62,223
Atlas Copco, Cl. B	1,000	38,098
Axfood	420	12,724

Common Stocks (continued)	Shares	Value ($)
Sweden (continued)		
Billerud	800	12,203
Capio	1,120 [a]	11,258
Castellum	600	17,208
D. Carnegie & Co.	870	8,806
Electrolux, Cl. B	3,828	70,768
Elekta, Cl. B	400 [a]	10,628
Eniro	2,173	18,329
Gambro, Cl. A	2,742	31,899
Gambro, Cl. B	1,300	14,666
Getinge, Cl. B	2,400	26,739
Hennes & Mauritz, Cl. B	6,772	196,596
Hoganas, Cl. B	400	9,588
Holmen, Cl. B	700	21,650
Lundin Petroleum	2,300 [a]	14,259
Modern Times Group, Cl. B	700 [a]	15,499
Nordea Bank	31,286	269,398
OMX	1,050 [a]	12,363
SAS	1,050 [a]	7,787
SSAB Svenskt Stal, Ser. A	400	7,704
SSAB Svenskt Stal, Ser. B	900	17,777
Sandvik	3,166	118,172
Scania, Cl. B	1,272	46,047
Securitas, Cl. B	3,977	54,233
Skandia Forsakrings	14,860	55,152
Skandinaviska Enskilda Banken, Cl. A	6,759	112,125
Skanska, Cl. B	4,952	53,780
Svenska Cellulosa, Cl. B	2,641	98,019
Svenska Handelsbanken, Cl. A	7,888	170,221
Swedish Match	4,764	52,408
Telefonaktiebolaget LM Ericsson, Cl. B	208,930 [a]	605,071
Tele2, Cl. B	1,415	46,847
TeliaSonera	26,734	142,819
Trelleborg, Cl. B	1,040	14,548
Volvo, Cl. A	1,422	51,877
Volvo, Cl. B	3,253	122,791

Common Stocks (continued)	Shares	Value ($)
Sweden (continued)		
WM-data, Cl. B	5,000	9,841
Wihlborgs Fastigheter	1,323	22,784
		2,803,502
Switzerland−6.8%		
ABB	26,601 a	153,214
Adecco	1,775	85,171
Ciba Specialty Chemicals	923 a	63,264
Clariant	3,300	44,496
Compagnie Financiere Richemont	7,444	210,349
Credit Suisse	16,152 a	550,522
Geberit	47	30,513
Givaudan	97	60,520
Holcim	2,630	140,097
Kudelski	435 a	13,143
Kuoni Reisen	41	15,493
Logitech International	672 a	34,762
Lonza	530	25,806
Micronas Semiconductor	450 a	17,604
Nestle	5,733	1,351,594
Nobel Biocare	356	58,017
Novartis	33,824	1,607,516
Phonak	600	18,727
Rieter	65	17,177
Roche	9,988	1,017,546
SGS	65	41,279
Schindler	83	26,476
Serono, Cl. B	87	53,911
Straumann	110	22,706
Sulzer	57	19,167
Swatch (Bearer)	451	60,248
Swatch (Reg'd)	920	25,271
Swiss Re	4,587	280,615
Swisscom	379	136,039
Syngenta	1,529 a	145,334
Synthes	621 a	65,954

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
UBS	15,197	1,091,599
Unaxis	160	13,237
Valora	61	13,912
Zurich Financial Services	2,051 a	291,061
		7,802,340
United Kingdom—24.4%		
AMEC	4,108	23,861
ARM	15,550	27,709
Aegis	15,640	29,230
Aggreko	4,440	12,203
Alliance Unichem	3,600	43,964
Amvescap	9,801	52,977
Arriva	2,750	22,650
Associated British Ports	4,620	39,109
AstraZeneca	23,831	974,615
Aviva	32,134	320,891
BAA	15,300	160,776
BAE Systems	43,666	190,622
BBA	5,966	28,859
BG	50,288	327,107
BHP Billiton	35,116	356,139
BOC	7,131	114,590
BP	309,928	2,995,573
BPB	6,629	51,045
BT	121,959	415,087
Balfour Beatty	6,400	31,809
Barclays	91,488	891,810
Barratt Developments	3,370	31,245
Bellway	1,579	19,587
Berkeley	1,555	33,906
Boots	10,957	132,103
Brambles Industries	9,689	46,691
British Airways	8,441 a	33,292
British American Tobacco	21,816	327,782
British Land	6,605	90,162
British Sky Broadcasting	17,994	167,655
Bunzl	6,015	45,490

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Cable & Wireless	32,117	61,496
Cadbury Schweppes	29,555	245,045
Capita	8,949	57,677
Carnival	2,433	128,479
Cattles	5,170	33,724
Centrica	52,580	231,944
Close Brothers	1,734	21,097
Cobham	1,478	37,454
Compass	30,835	127,123
Cookson	26,800 [a]	15,714
Corus	63,020 [a]	56,292
Daily Mail and General Trust	4,433	58,848
Davis Service	2,756	18,280
De La Rue	2,707	16,021
Diageo	43,447	579,944
Dixons	26,377	83,008
EMAP	3,715	53,503
EMI	10,558	40,964
Electrocomponents	6,726	35,832
Enterprise Inns	4,685	53,137
Exel	4,332	56,158
FKI	8,710	19,071
FirstGroup	6,290	33,135
Friends Provident	25,579	63,741
GKN	10,550	41,319
GUS	14,454	235,973
George Wimpey	5,600	35,913
GlaxoSmithKline	83,958	1,764,502
Great Portland Estates	1,720	9,533
Group 4 Securicor	15,091	32,214
HBOS	55,318	739,415
HMV	5,431	23,858
HSBC	156,426	2,520,817
Hammerson	3,708	49,801
Hanson	9,962	73,379
Hays	23,349	55,082
Hilton	21,487	101,478

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
ICAP	6,519	27,951
IMI	5,185	33,157
ITV	59,564	116,779
Imperial Chemical Industries	16,062	61,657
Imperial Tobacco	10,392	242,205
Inchcape	1,088	29,465
InterContinental Hotels	10,256	125,249
International Power	19,790 [a]	58,290
Intertek	2,193	27,645
Invensys	80,022 [a]	22,360
Johnson Matthey	2,948	51,261
Kelda	5,039	51,658
Kesa Electricals	7,049	35,131
Kidde	13,130	40,418
Kingfisher	33,291	184,370
Land Securities	6,661	145,605
Legal & General	92,868	168,460
Liberty International	3,235	51,036
Lloyds TSB	79,512	627,923
LogicaCMG	10,537	34,077
London Stock Exchange	3,609	24,137
MFI Furniture	9,710	18,236
Man	3,786	90,668
Marconi	2,864 [a]	27,813
Marks & Spencer	22,697	149,300
Meggit	5,999	26,985
Misys	8,027	31,659
Mitchells & Butlers	7,640	39,861
National Express	1,927	24,504
National Grid Transco	43,799	379,998
Next	3,752	114,809
Novar	6,100	13,301
Pearson	11,485	125,843
Peninsular and Oriental Steam Navigation	10,773	52,901
Persimmon	3,651	41,342
Pilkington	14,452	22,839
Premier Farnell	5,140	18,412

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Provident Financial	3,853	41,265
Prudential	27,619	202,678
Prudential (Rights)	4,603 ᵃ	7,759
Punch Taverns	3,527	35,738
RMC	3,796	59,156
Rank	8,646	45,308
Reckitt Benckiser	8,473	231,945
Reed Elsevier	18,170	161,970
Rentokil Initial	24,531	69,670
Reuters	20,494	139,221
Rexam	7,403	58,395
Rio Tinto	15,183	396,154
Rolls-Royce	22,835	108,472
Royal & Sun Alliance Insurance	38,823	53,174
Royal Bank of Scotland	42,357	1,245,652
SABMiller	11,431	164,523
SSL International	2,600	12,910
Sage	17,203	57,841
Sainsbury (J)	18,416	86,974
Schroders	1,845	21,670
Scottish & Newcastle	10,889	80,456
Scottish & Southern Energy	12,237	187,110
Scottish Power	26,519	213,678
Serco	6,722	26,850
Severn Trent	4,664	78,237
Shell Transport & Trading	137,285	1,078,509
Signet	23,136	45,042
Slough Estates	5,597	46,585
Smith & Nephew	12,685	107,498
Smiths	7,617	104,047
Stagecoach	11,495	18,693
Tate & Lyle	6,102	47,434
Taylor Woodrow	8,350	35,419
Tesco	109,737	577,074
3i	8,317	88,769
Tomkins	11,360	51,829
Trinity Mirror	3,937	46,529

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Unilever	39,369	331,103
United Business Media	4,483	39,182
United Utilities	7,530	79,196
United Utilities, Cl. A	4,746	33,828
Vodafone	953,163	2,436,340
WPP	16,113	161,348
Whitbread	4,008	59,632
William Hill	5,610	50,266
Wolseley	8,331	143,644
Yell	9,401	63,045
		28,618,633
Total Common Stocks		
(cost $91,820,219)		**113,239,409**

Preferred Stocks–.5%		
Australia–.3%		
News Corporation	41,119	**322,495**
Germany–.2%		
Fresenius Medical Care	400	21,625
Henkel KGaA	801	59,963
Porsche	106	67,419
ProSiebenSat.1 Media	1,125	20,106
RWE	546	24,587
Volkswagen	1,406	44,981
		238,681
New Zealand–.0%		
Tenon	3,250 [a]	**4,847**
Total Preferred Stocks		
(cost $479,890)		**566,023**

Other Investments–2.1%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $2,500,000)	2,500,000 [c]	**2,500,000**

Short-Term Investments−.2%	Principal Amount ($)	Value ($)
U.S.Treasury Bill;		
1.64%, 12/23/2004 (cost $259,385)	260,000 d	**259,337**

Investment of Cash Collateral for Securities Loaned−.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $327,683)	327,683 c	**327,683**

Total Investments (cost $95,387,177)	**99.8%**	**116,892,452**
Cash and Receivables (Net)	**.2%**	**273,762**
Net Assets	**100.0%**	**117,166,214**

a   *Non—income producing.*
b   *All or a portion of these securities are on loan. At October 31, 2004, the total market value of the portfolio's securities on loan is $307,729 and the total market value of the collateral held by the portfolio is $327,683.*
c   *Investments in affiliated money market mutual funds.*
d   *Partially held by the broker in a segregated account as collateral for open financial futures positions.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banks	15.6	Diversified Financials	4.8
Energy	8.6	Technology Hardware	
Pharmaceuticals & Biotechnology	7.5	& Equipment	4.3
Telecommunication Services	7.4	Automobiles & Components	4.1
Materials	6.9	Insurance	4.0
Capital Goods	6.1	Other	20.2
Utilities	5.2	Futures Contracts	.0
Food, Beverage & Tobacco	5.1		**99.8**

†   *Based on net assets.*
See notes to financial statetments.

STATEMENT OF FINANCIAL FUTURES

October 31, 2004

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 10/31/2004 ($)
Financial Futures Long				
DJ Euro STOXX 50	36	1,290,927	December 2004	23,279
Financial Times 100	13	1,104,886	December 2004	9,383
TOPIX	7	711,931	December 2004	(39,059)
				(6,397)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $307,729)–Note 1(c):		
Unaffiliated issuers	92,559,494	114,064,769
Affiliated issuers	2,827,683	2,827,683
Cash		260,562
Cash denominated in foreign currencies	477,066	488,769
Receivable for shares of Common Stock subscribed		3,472,926
Dividend and interest receivable		212,440
Receivable for investment securities sold		100,228
Net unrealized appreciation on forward currency exchange contracts–Note 4		80,651
		121,508,028
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		58,230
Payable for investment securities purchased		3,720,326
Liability for securities on loan–Note 1(c)		327,683
Payable for shares of Common Stock redeemed		221,848
Payable for futures variation margin–Note 4		9,108
Net unrealized depreciation on forward currency exchange contracts–Note 4		4,619
		4,341,814
Net Assets ($)		**117,166,214**
Composition of Net Assets ($):		
Paid-in capital		114,466,986
Accumulated undistributed investment income–net		2,090,993
Accumulated net realized gain (loss) on investments		(20,987,543)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions [including ($6,397) net unrealized (depreciation) on financial futures]		21,595,778
Net Assets ($)		**117,166,214**
Shares Outstanding		
(200 million shares of $.001 par value Common Stock authorized)		9,317,767
Net Asset Value, offering and redemption price per share–Note 3(c) ($)		**12.57**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):	
Income:	
Cash dividends (net of $308,657 foreign taxes withheld at source):	
Unaffiliated issuers	2,879,599
Affiliated issuers	29,307
Interest	11,465
Income on securities lending	4,713
Total Income	**2,925,084**
Expenses:	
Management fee–Note 3(a)	383,792
Shareholder servicing costs–Note 3(b)	274,138
Loan commitment fees–Note 2	570
Total Expenses	**658,500**
Investment Income–Net	**2,266,584**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(1,955,815)
Net realized gain (loss) on forward currency exchange contracts	162,517
Net realized gain (loss) on financial futures	245,584
Net Realized Gain (Loss)	**(1,547,714)**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions [including ($19,845) net unrealized (depreciation) on financial futures]	16,665,140
Net Realized and Unrealized Gain (Loss) on Investments	**15,117,426**
Net Increase in Net Assets Resulting from Operations	**17,384,010**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income−net	2,266,584	1,648,192
Net realized gain (loss) on investments	(1,547,714)	(3,829,289)
Net unrealized appreciation (depreciation) on investments	16,665,140	21,513,616
Net Increase (Decrease) in Net Assets Resulting from Operations	**17,384,010**	**19,332,519**
Dividends to Shareholders from ($):		
Investment income−net	**(2,598,401)**	**(1,799,886)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	49,003,241	115,901,585
Dividends reinvested	2,173,964	1,503,823
Cost of shares redeemed	(40,527,316)	(125,298,419)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**10,649,889**	**(7,893,011)**
Total Increase (Decrease) in Net Assets	**25,435,498**	**9,639,622**
Net Assets ($):		
Beginning of Period	91,730,716	82,091,094
End of Period	**117,166,214**	**91,730,716**
Undistributed investment income−net	2,090,993	2,191,324
Capital Share Transactions (Shares):		
Shares sold	4,094,263	12,967,368
Shares issued for dividends reinvested	197,095	173,853
Shares redeemed	(3,381,139)	(13,968,800)
Net Increase (Decrease) in Shares Outstanding	**910,219**	**(827,579)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	10.91	8.89	10.60	14.18	14.95
Investment Operations:					
Investment income–net[a]	.25	.18	.15	.15	.19
Net realized and unrealized					
gain (loss) on investments	1.72	2.04	(1.73)	(3.74)	(.78)
Total from Investment Operations	1.97	2.22	(1.58)	(3.59)	(.59)
Distributions:					
Dividends from investment income–net	(.31)	(.20)	(.13)	–	(.18)
Redemption fee reimbursement	.00[b]	.00[b]	.00[b]	.01	.00[b]
Net asset value, end of period	12.57	10.91	8.89	10.60	14.18
Total Return (%)	18.40	25.49	(15.12)	(25.25)	(4.09)
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	.60	.60	.60	.60	.60
Ratio of net investment income					
to average net assets	2.07	1.98	1.44	1.26	1.21
Portfolio Turnover Rate	14.80	11.37	24.12	30.02	15.32
Net Assets, end of period ($ x 1,000)	117,166	91,731	82,091	72,344	51,619

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus International Stock Index Fund (the "fund") is a separate non-diversified series of Dreyfus Index Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series including the fund. The fund's investment objective is to provide investment results that correspond to the net dividend and total return performance of equity securities of international issuers in the aggregate, as represented by the Morgan Stanley Capital International Europe, Australia, Far East (Free) Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate. Financial futures are valued at the last sales price.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with incomes tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $2,519,360, accumulated capital losses $14,062,054 and unrealized appreciation $14,241,922.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, $58,106 of the carryover expires in fiscal 2005, $167,514 expires in fiscal 2006, $2,874,348 expires in fiscal 2009, $5,891,135 expires in fiscal 2010, $4,292,311 expires in fiscal 2011 and $778,640 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003, were as follows: ordinary income $2,598,401 and $1,799,886, respectively.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for the passive foreign investment companies and foreign currency exchange gains and losses, the fund increased accumulated undistributed investment income–net by $231,486, decreased accumulated net realized gain (loss) on investments by $221,699 and decreased paid–in capital by $9,787. Net assets were not affected by this reclassification.

NOTE 2—Bank Line Of Credit:

The fund participates with other Dreyfus–managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .35 of 1% of the value of the fund's average daily net assets, and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all the expenses of the fund, except management fees, brokerage commissions, taxes, commitment fees, interest, Shareholder Services Plan fees, fees and expenses of non-interested Board Members (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Board Members (including counsel fees). Each Board member also serves as a Board Member of other funds within the Dreyfus complex (collectively, the "Fund Group"). Each Board member receives an annual fee of $25,000, an attendance fee of $4,000 for each in-person meeting and $500 for telephone meetings. The chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). Subject to the Company's Emeritus Program Guidelines, Emeritus Board members, if any, receive 50% of the Company's annual retainer fee and per meeting fee paid at the time the Board member achieves emeritus status. Amounts required to be paid by the Company directly to the non-interested Board members, that were applied to offset a portion of the management fee payable to the Manager were in fact paid directly by the Manager to the non-interested Board members. All Board fees are allocated among the funds in the Fund Group in proportion to each fund's relative net assets.

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services, a fee at the annual rate of .25 of

1% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2004, the fund was charged $274,138 pursuant to the Shareholder Services Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $33,968 and shareholder services plan fees $24,262.

(c) A 1% redemption fee is charged and retained by the fund on shares redeemed within six months following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended October 31, 2004, redemption fees charged and retained by the fund amounted to $9,787.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund invests it's available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, forward currency exchange contracts and financial futures, during the period ended October 31, 2004, amounted to $25,360,527 and $15,641,019, respectively.

The fund may enter into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is

obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract.

The following summarizes open forward currency exchange contracts at October 31, 2004:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation/ (Depreciation) ($)
Purchases:				
Australian Dollar, expiring 11/4/2004	174,990	130,686	130,709	23
British Pound, expiring 11/2/2004	466,746	854,613	855,220	607
British Pound, expiring 12/16/2004	579,430	1,038,597	1,058,051	19,454
Danish Krone, expiring 11/2/2004	139,623	23,945	23,903	(42)
Euro, expiring 11/1/2004	192,979	245,952	245,479	(473)
Euro, expiring 11/2/2004	712,874	908,558	906,811	(1,747)
Euro, expiring 11/3/2004	100,015	127,223	127,224	1
Euro, expiring 12/16/2004	1,019,810	1,260,352	1,297,147	36,795
Hong Kong Dollar, expiring 11/2/2004	348,103	44,724	44,724	–
Japanese Yen, expiring 11/4/2004	90,631,208	853,570	853,482	(88)

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation/ (Depreciation) ($)
Purchases (continued):				
Japanese Yen, expiring 12/16/2004	79,785,000	729,752	753,328	23,576
New Zealand Dollar, expiring 11/3/2004	8,415	5,756	5,757	1
Norwegian Krone, expiring 11/2/2004	82,919	12,956	12,972	16
Singapore Dollar, expiring 11/3/2004	39,983	24,011	24,010	(1)
Swedish Krona, expiring 11/1/2004	537,390	75,742	75,549	(193)
Swiss Franc, expiring 11/2/2004	312,106	260,305	259,774	(531)
Sales:			**Proceeds ($)**	
British Pound, expiring 11/1/2004	42,622	78,275	78,097	178
Euro, expiring 12/16/2004	27,400	33,307	34,851	(1,544)
Total				**76,032**

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open as of October 31, 2004, are set forth in the Statement of Financial Futures.

At October 31, 2004, the cost of investments for federal income tax purposes was $102,662,753; accordingly, accumulated net unrealized appreciation on investments was $14,229,699, consisting of $26,082,771 gross unrealized appreciation and $11,853,072 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Dreyfus International Stock Index Fund

In our opinion, the accompanying statement of assets and liabilities, including the statements of investments and financial futures, and the related statements of operations and of changes in net assets and financial highlights present fairly, in all material respects, the financial position of Dreyfus International Stock Index Fund (the "Fund") (one of the series constituting Dreyfus Index Funds, Inc.), at October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities owned at October 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
December 14, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended October 31, 2004:

—the total amount of taxes paid to foreign countries was $308,657

—the total amount of income sourced from foreign countries was $2,623,803

As required by Federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2004 calendar year with Form 1099-DIV which will be mailed by January 31, 2005.

For the fiscal year ended October 31, 2004, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $232,956 represents the maximum amount that may be considered qualified dividend income.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

David P. Feldman (64)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Corporate Director & Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

Ehud Houminer (64)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University
• Principal of Lear, Yavitz and Associates, a management consulting firm (1996 to 2001)

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 30

Gloria Messinger (74)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

Other Board Memberships and Affiliations:
• Yale Law School Fund, Director
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director
• New York Women's Agenda Music Performance Trust Fund, Director

No. of Portfolios for which Board Member Serves: 19

————————————

T. John Szarkowski (78)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Consultant in Photography

Other Board Memberships and Affiliations:
• Photography Department at The Museum of Modern Art, Director Emeritus

No. of Portfolios for which Board Member Serves: 19

————————————

Anne Wexler (74)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 29

————————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus International
Stock Index Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Boston Safe Deposit and
Trust Company
One Boston Place
Boston, MA 02109

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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